SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED JUL 26 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 155

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

04038830

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No __

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

FILED SOLELY FOR THE PURPOSE OF DEPOSITING A COPY OF THE REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS WITH THE SECURITIES AND EXCHANGE COMMISSION

PROCESSED
JUL 29 2004
THOMSON FINANCIAL

1252417.1

ROBOGROUP T.E.K. LTD.

6-K Items

1. RoboGroup T.E.K. Ltd. Annual Report on Form 20-F for Year ended December 31, 2003.

ITEM 1

5

TABLE OF CONTENTS

4

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 0-19435

ROBOGROUP T.E.K. LTD.

(Exact name of Registrant as specified in its charter and translation of Registrant's Name into English)

Israel

(Jurisdiction of incorporation or organization)

13 Hamelacha Street, Afek
Industrial Park, Rosh Ha'Ayin, 48091, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, NIS 0.5 Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.5 per share
as of December 31, 2003 11,237,352

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes _X_ No _____

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 _X_ Item 18___

The statements contained in this annual report that are not purely historical are forward-looking statements. Such forward-looking statements also include statements in Item 4 – "Information on the Company" and Item 5 – "Operating and Financial Review and Prospects." These statements involve risks and uncertainties and actual results could differ materially from such results discussed in these statements as a result of the risk factors set forth in this annual report. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial data for the three years ended December 31, 2003 and at December 31, 2002 and 2003 are derived from our consolidated financial statements set forth elsewhere in this annual report, which have been prepared in accordance with Israeli GAAP and United States GAAP and audited by Chaikin, Cohen, Rubin and Gilboa, independent certified public accountants in Israel, whose report with respect to these financial statements appears in this annual report. The selected consolidated financial data for the years ended December 31, 1999 and 2000 and as of December 31, 1999, 2000 and 2001 are derived from our other audited financial statements, not appearing in this annual report, which have also been prepared in accordance with accounting principles generally accepted in Israel and the United States and examined by Chaikin, Cohen, Rubin and Gilboa.

The translation of New Israel Shekel, or NIS, amounts into U.S. dollars has been made solely for the convenience of the reader at the representative rate of exchange at December 31, 2003 (NIS 4.379 = $1.00).

Consolidated Statements of Income

	Year Ended December 31,					Convenience Translation into U.S.$
	1999	2000	2001	2002	2003	2003
	Adjusted NIS (December 2003) (in thousands, except per share data)					
Revenues	60,001	66,671	85,941	86,159	56,116	12,815
Cost of revenues	33,577	37,866	51,293	41,412	32,598	7,444
Gross profit	26,424	28,805	34,648	44,747	23,518	5,371
Operating expenses						
Research and development expenses, net	5,102	7,019	12,338	12,755	12,651	2,889
Marketing and selling expenses	11,098	10,659	15,831	14,240	12,622	2,883
General and administrative expenses	7,505	10,194	12,601	13,630	14,569	3,327
	23,705	27,872	40,770	40,625	39,842	9,099
Operating income (loss)	2,719	933	(6,122)	4,122	(16,324)	(3,728)
Financial income (expenses), net	(1,661)	1,454	1,925	(1,402)	(3,783)	(864)
Other income (expenses),net	1,130	1,411	2,703	1,640	2,032	464
Income (loss) before taxes on income	2,188	3,798	(1,494)	4,360	(18,075)	(4,128)
Income tax expenses (benefit)	88	555	888	1,051	(82)	(19)
Income (loss) before company's share in results of Investee companies	2,100	3,243	(2,382)	3,309	(17,993)	(4,109)
Company's share in losses of Investee companies	(310)	(1,015)	-	-	-	-
Income (loss) before accumulated effect for prior years because of changes in accounting policy	1,790	2,228	(2,382)	3,309	(17,993)	(4,109)
Accumulated effect for prior years because of changes in accounting policy	-	(2,141)	-	-	-	-
Net income (loss)	1,790	87	(2,328)	3,309	(17,993)	(4,109)
Basic and diluted net income (loss) per share before accumulated effect for prior years because of changes in accounting policy	0.18	0.20	(0.22)	0.31	(1.67)	(0.38)
Basic and diluted net income (loss) per share	0.18	0.01	(0.22)	0.31	(1.67)	(0.38)
Number of shares used to compute basic and diluted net income per share	9,581,974	10,697,631	10,727,831	10,730,831	10,744,031	10,744,031

Balance Sheets Data

	At December 31,					Convenience Translation into U.S.$
	1999	**2000**	**2001**	**2002**	**2003**	**2003**
	Adjusted NIS (December 2003) (in thousands)					
Working capital	23,513	32,478	13,927	29,234	8,310	1,898
Total assets	81,522	105,152	100,697	104,156	83,844	19,147
Long-term debt	24,615	27,173	10,606	21,855	17,716	4,045
Shareholders equity	38,375	46,537	45,557	48,988	30,448	6,954

Exchange Rate Information

The following table sets forth, for the periods and dates indicated, certain information regarding the Bank of Israel representative rate of exchange for U.S. dollars, expressed in NIS per one dollar. The representative rate is the average between the buying rate and the selling rate of exchange.

Such rates are provided solely for the convenience of the reader and should not be construed as a representation that NIS amounts actually represent such dollar amounts or that such NIS amounts could have been, or could be, converted into dollars at that rate or at any other rate. Such rates are not used by us in the preparation of our consolidated financial statements included elsewhere herein. See Note 2.D to our consolidated financial statements included elsewhere in this annual report.

Period	Average (1)	High	Low	At Period End
Year ended December 31, 1999	NIS 4.414	NIS 4.198	NIS 4.013	NIS 4.153
Year ended December 31, 2000	4.078	4.198	3.967	4.041
Year Ended December 31, 2001	4.206	4.416	4.041	4.416
Year Ended December 31, 2002	4.738	4.994	4.416	4.737
Year Ended December 31, 2003	4.546	4.924	4.283	4.379

(1) The average of the representative rates on the last business day of each month during the relevant period.

2004	High	Low
January	NIS 4.483	NIS 4.371
February	4.493	4.437
March	4.535	4.483
April	4.599	4.515
May	4.634	4.555

On June 17 2004, the representative rate was NIS 4.499 = $1.00.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Investing in our ordinary shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our

ordinary shares. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be harmed. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

Business and Market Risks

We have a history of operating losses and we may not be able to return to profitable operations. In the year ended December 31, 2003 we recorded a net loss of NIS 18 million ($4.1 million) and at December 31, 2003 our accumulated deficit was NIS 24 million ($5.5 million). No assurance can be given that we will be able to return to profitability or maintain profitable operations thereafter.

Potential fluctuations in quarterly results; uncertainty of future operating results. Our quarterly results have varied significantly in the past and are likely to vary significantly in the future, depending on a variety of factors such as the size and timing of significant orders and their fulfillment, changes in government educational budgets, demand for our products, changes in pricing policies by us or by our competitors, the number, timing and significance of product enhancements and new product announcements by us and our competitors, our ability to develop, introduce and market new and enhanced products on a timely basis, changes in the level of operating expenses, budgeting cycles of our customers, customer order deferrals in anticipation of enhancements or new products which we or our competitors offer, product life cycles, product quality problems, personnel changes, changes in our strategy, and general domestic and international economic and political conditions, among others. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographic areas in which we operate. Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast.

Revenues from sales of products developed and manufactured by us are also difficult to forecast because their sales cycle, from initial evaluation to purchase and the provision of support services, is lengthy and varies substantially from customer to customer. Product orders for shelf products are typically shipped about a month after receipt (except for CIM systems and other large-scale projects) and, consequently, order backlog at the beginning of any quarter has in the past represented only a small portion of that quarter's revenues. As a result, sales in any quarter are substantially dependent on orders booked and shipped in that quarter. Due to all of the foregoing, revenues for any future quarter are not predictable with any significant degree of accuracy. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Furthermore, we have often recognized a substantial portion of our revenues in the last month of each quarter. Our expense levels are based, in significant part, on our expectations as to future revenues and are therefore relatively fixed in the short-term. If revenue levels fall below expectations, our quarterly results are likely to be disproportionately adversely affected because a proportionately smaller amount of our expenses varies with our revenues.

We are subject to risks associated with international operations and currency rate fluctuations. While our base is in Israel, part of our revenues and most of our gross margin are derived from sales outside Israel. International operations are subject to inherent risks, including the impact of possible recessionary environments in multiple foreign markets, changes in

government budgeting policies, costs of localizing products for foreign markets, longer receivables collection periods and greater difficulty in accounts receivable collection, unexpected changes in regulatory requirements, difficulties and costs of staffing and managing foreign operations, reduced protection for intellectual property rights in some countries, potentially adverse tax consequences and political and economic instability. There can be no assurance that we or our distributors will be able to sustain or increase revenues from international operations or that the foregoing factors will not have a material adverse effect on our future revenues and, consequently, our business, operating results and financial condition.

Although we intend to expand our international operations and commit significant management time and financial resources to developing direct and indirect international sales and support channels, there can be no assurance that we will be able to maintain or increase international market demand for our products. To the extent that we are unable to do so in a timely manner, our business, operating results and financial condition would be materially adversely affected.

We may be adversely affected by fluctuations in currency exchange rates. While revenues from sales of products we manufacture are generally denominated in U.S. dollars, a significant portion of our expenses is incurred in NIS. We do not currently engage in currency hedging transactions. There can be no assurance that such transactions will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operation. In addition, if for any reason, exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected. There can be no assurance that fluctuations in currency exchange rates in the future will not have a material adverse effect on revenues from international sales and, consequently on our business, operating results and financial condition. As of December 31, 2003, we held no outstanding futures contracts.

Sales of some of our products involve a lengthy sales cycle. Some of our products are typically used to develop applications that are critical to a customer's business and the purchase of some of our products, especially one of our computer integrated manufacturing systems, is often part of a customer's re-engineering initiative. As a result, the licensing and implementation of our software products generally involves a significant commitment of management attention and resources by prospective customers. Accordingly, our sales process is often subject to delays associated with the long approval process that typically accompanies significant initiatives or capital expenditures. For these and other reasons, the sales cycle associated with the purchase of our products is often lengthy and subject to a number of significant delays over which we have little or no control. There can be no assurance that we will not experience these and additional delays in the future.

We are dependent on the market for technical education. We have historically derived a substantial part of our revenues and most of our gross profit and expect to continue to derive a significant portion of our gross profit from sales of our robotics products that are aimed at the technical education market. Our future performance will depend significantly on our ability to recognize, define and develop products that will meet this market's changing demands. If we fail to meet such changes, our business, operating results and financial condition would be materially and adversely affected.

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We are dependent on distributors for the distribution of our products. Our Educational Sector primarily distributes its products through distributors who market those products to end-users. This sector's success depends to a substantial degree on the marketing and sales efforts of such third parties in marketing its products. There can be no assurance that these distributors will give priority to the sales of our products. In most cases, the distributors to whom our Educational Sector sells its products are not contractually required to make future purchases of products and could, therefore, discontinue carrying our products at any time.

We are dependent on Yaskawa Electric Corporation for a significant portion of our revenues and operating income. The operations of our subsidiary, Yaskawa Eshed Technology Ltd., or YET, depend on the fulfillment of the financial undertakings of Yaskawa Electric Corporation of Japan, or YEC, which holds a 50% interest in YET. In the event YEC will not be able to provide significant orders for YET's products and services, its business and financial result would be materially and adversely affected.

We are dependent on educational institutions for a substantial portion of our sales. Most of our customers are educational institutes whose budgets are subject to the decisions of external administrative bodies, including ministries of education and local education authorities. As a result the budget for the educational institutions are often reduced during poor economic periods and our revenue generally declines under such circumstances.

We face competition in most areas in which we operate. We face competition in the Israeli market from both locally manufactured and imported products. In addition, there is significant competition for the products we market in Israel on behalf of third party suppliers. Competition exists in all the markets to which we export our range of products where our major competitors are usually local companies. However, some competitors operate worldwide; some of whom have greater financial resources than us. Our ability to compete successfully is based, among other things, on the quality and pricing of the competing products in comparison to ours, as well as our available resources for the purpose of investment, development and marketing. There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

We are subject to risks of business interruption and are dependent on a limited group of suppliers and subcontractors. Certain components and subassemblies included in our products are obtained from a single source or a limited group of suppliers and subcontractors. Some of these components are no longer manufactured by the original manufacture. Our reliance on a single or a limited group of suppliers involves several risks, including a potential inability to obtain adequate supplies of certain components and reduced control over pricing and timely delivery of components. Although we believe that additional sources of supply are available should one or more of our suppliers be unable to meet our needs, there can be no assurance that supplies will be available on an acceptable basis. An inability or significant delay in obtaining such components and subassemblies could have a material adverse effect on our operations, financial condition and results of operation.

Our activities are subject to technological changes. We operate in the hi-tech industry, which is characterized by rapid technological changes. Our ability to maintain our position in the market is contingent on the investment of resources in updating products and the development of

new products. There can be no assurance that we will be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements. In addition, there is no assurance that we will not experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements, or that such enhancements will adequately meet the requirements of the marketplace and achieve any significant degree of market acceptance. If release dates of any new products or enhancements are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition would be materially adversely affected.

Our future success may depend on our ability to protect our intellectual property. In general, our products are not protected by patents. In 1997, however, we registered a patent in Israel, for the method and apparatus used for the direct teaching of automatic machines. This patent passed the International preliminary examination of the Patent Corporation Treaty, or PCT, and is now examined in the national stage. This patent application was filed in the U.S., and the European Level made an initial review that did not raise significant opposition. The application was forwarded to the individual European countries which we designated.

In December 1998, YET filed an application for a patent in Israel and in December 1999 it filed an international application in accordance with the PCT procedure regarding an improved servo mechanism control system and method. After receiving preliminary approval from the PCT, the patent was filed and accepted in the U.S. in June 2003.

In 2002, YET filed an additional application for a patent in accordance with the PCT procedures regarding a high resolution position sensor device and method. In 2002 the patent application was approved by the PCT and is now examined in the national stage. In 2003 YET filed an application for a patent in accordance with the PCT procedures regarding the system and method to eliminate the dead time influence in a PWM driver. This application is examined now in the U.S.

During the years 2000 and 2004 our majority owned subsidiary, MemCall LLC, submitted eleven patent applications relating to its new memory technology with call-out functions to the PCT. In 2004, in accordance with our board of directors decision to reduce MemCall's activities, MemCall's management decided due to budget constraints to continue to maintain six of the eleven patent applications. Our first patent application regarding this technology was approved in the U.S. in December 2003. MemCall Ltd. is owned by MemCall LLC, in which entity we hold a 78% interest. MemCall Ltd. and MemCall LLC are collectively called MemCall.

There can be no assurance that the steps taken to protect these proprietary rights will be adequate to prevent misappropriation of such rights or the independent development of similar technology by others. There can be no assurance that others will not develop technologies that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

Our investment in MemCall may not result in any marketable products or any income in the future. As of December 31, 2003 we have invested $4.45 million in the development of

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MemCall. During 2003, MemCall invested significant efforts in negotiating with potential strategic partners (manufacturers and marketers in the global silicon market), none of which matured into a contract. In December 2003, our board of directors decided to reduce our continued investment in Memcall. MemCall is searching for alternative ways to implement solutions required by potential customers without investing in the development of a full custom chip. Accordingly, no assurance can be given that MemCall's technology will result in any marketable products or that our investment in MemCall will provide a return on our investment.

Risk Factors Related to Our Ordinary Shares

Our share price has been volatile in the past and may decline in the future. Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

- quarterly variations in our operating results;
- operating results that vary from the expectations of securities analysts and investors;
- changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;
- announcements of technological innovations or new products by us or our competitors;
- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
- changes in the status of our intellectual property rights;
- announcements by third parties of significant claims or proceedings against us;
- additions or departures of key personnel;
- future sales of our ordinary shares; and
- stock market price and volume fluctuations.

Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

Anti-takeover provisions could negatively impact our shareholders. Some of the provisions of Israeli law could:

- discourage potential acquisition proposals;
- delay or prevent a change in control over us; and
- limit the price that investors might be willing to pay in the future for our ordinary shares.

Generally, under the Israeli Companies Law, a merger must be approved by the board of directors and the shareholders of each of the merging companies. If the share capital of the non-surviving company consists of more than one class of shares, the approval of each class is also required. Further, if the company was incorporated before February 1, 2000, as we were, the approval of the merger requires a majority of 75% of the shareholders present and voting at a meeting. In certain cases, court approval is also required. Under the Companies Law, a merger may be completed only after 70 days have elapsed from the date all the necessary approvals and the merger proposals have been submitted to the Israeli Companies Registrar. The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or more shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, in the event that there is already another 25% shareholder of the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that, generally, these provisions do not apply to companies whose shares are listed for trading outside of Israel. The requirements of Israeli Companies Law generally make these forms of acquisition significantly more difficult than under United States corporate laws.

Other potential means of acquiring a public Israeli company might involve significant obstacles, such as a requirement for court approval for the acquisition. In addition, a body of case law has not yet developed with respect to the Israeli Companies Law.

Finally, Israeli tax law treats some acquisitions, particularly stock-for-stock swaps between an Israeli company and a foreign company, less favorably than United States tax law. Israeli tax law may, for instance, subject a shareholder who exchanges his or her shares in us for shares in a foreign corporation to immediate taxation.

These provisions of Israeli corporate and tax law and the uncertainties surrounding such law may have the effect of delaying, preventing or making more difficult a merger or acquisition involving our company. This could prevent a change of control in our company and depress the market price of our ordinary shares that might otherwise rise as a result of such change of control.

We do not intend to pay dividends. We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future.

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We may incur increased costs as a result of recently enacted changes in laws and regulations relating to corporate governance matters and public disclosure. Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, rules adopted or proposed by the SEC and by the NASDAQ Stock Market and new accounting pronouncements will result in increased costs to us as we evaluate the implications of these laws, regulations and standards and respond to their requirements. To maintain high standards of corporate governance and public disclosure, we intend to invest all reasonable necessary resources to comply with evolving standards. This investment may result in increased general and administrative expenses and a diversion of management time and attention from strategic revenue generating and cost management activities. In addition, these new laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including directors and officers liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to these laws and regulations and cannot predict or estimate the amount or timing of additional costs we may incur to respond to their requirements.

Risks Associated with Operations in Israel

Conducting business in Israel entails special risks. We are incorporated under the laws of, and our main offices and our production facilities are located in the State of Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service. Many of our male executive officers and employees in Israel are obligated to perform up to 36 days, depending on age, rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a

military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

The economic conditions in Israel have not been stable in recent years. In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2002 and 2003, affecting banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passage by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

We are subject to the impact of inflation and currency fluctuations. Since some of our expenses are denominated in NIS but relate to the portion of our sales which are denominated in U.S.$, the translation of these expenses into U.S.$ is influenced by the extent to which any inflation in Israel is not offset (or is offset on a lagging basis) by the devaluation of the NIS in relation to the U.S.$. The inflation rate in Israel was 1.3% in 1999, 0% in 2000, 1.41% in 2001, 6.5% in 2002 and (1.9)% in 2003. At the same time, the devaluation of the NIS against the U.S.$ was (0.17%) in 1999, (2.7)% in 2000, 9.2% in 2001, 7.3% in 2002 and (7.6)% in 2003. We could be adversely affected in the future as a result of currency and or inflation fluctuations.

We may be adversely affected by tax reform in Israel. On July 24, 2002, Amendment 132 to the Israeli Tax Ordinance (the"Amendment") was approved by the Israeli parliament and come into effect on January 1, 2003. The principal objectives of the amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees income. The material consequences of the amendment applicable to our company include, among other things, imposing a tax upon all income of Israeli residents, individuals and corporations, regardless of the territorial source of the income and certain modifications in the qualified taxation tracks of employee stock options.

It may be difficult to enforce a U.S. judgment against us and most of our officers and directors or to assert U.S. securities laws claims in Israel or serve process on most of our officers and directors. We are incorporated in Israel. Most of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. Provisions of Israeli

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corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law. We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is RoboGroup T.E.K. Ltd. We were incorporated under the laws of the State of Israel in 1982 as Robotec (G.A.L.) Industrial Robotic Technology Ltd. for an indefinite term. In 1983 we changed our name to Eshed Robotec (1982) Ltd. On May 15, 2001, we changed our name to RoboGroup T.E.K. Ltd. Our registered office and principal executive offices are located at 13 Hamelacha Street, Afek Industrial Park, Rosh Ha'Ayin 48091 Israel and our telephone number is 972-3-9004111. Our address on the internet is http://www.robo-group.com. The information on our website is not incorporated by reference into this annual report.

We operate through three business sectors. The first sector focuses on our traditional business activities, the education field. This sector includes our research and development sections, the operations section, and the marketing and sales of our products and products manufactured by third parties, to the Israeli and international training and education markets.

In April 2003, our board of directors decided to change the management of the educational sector. The new management team, composed of Mr. Rafael Aravot, our chief executive offcier, and Messrs. Haim Schleifer and Noam Kra-Oz, our co-managing directors, have in addition to their new duties, continued to perform their other duties as officers of our company.

During 2003 and 2004, we implemented cost-cutting measures in the education sector, including personnel cuts and consolidation of related activities, mainly due to the sector's failure to meet the 2003 budget expectations with regard to sales and business targets and in order to improve our profitability. We expect to reduce our expenses in the next 12 months, by June 2005, by approximately $1 million. We expect that these measures will improve both our financial results in the second half of 2004, and our negative cash flow.

In November 2003, we received an order for training products in the amount of approximately $1 million. During the first quarter of 2004 we recorded revenues of approximately $0.7 million from this order.

During the first half of 2003 we completed the delivery of e-learning products for an over $4 million project that we received in 2001. In addition, we continued our substantial research and development efforts in developing our e-learning and distance learning products, LearnMate and TrainNet.

The second sector consists of our subsidiary YET, which is engaged in the development and manufacture of motion control products for the industrial market. In 2000, YET entered into a five-year service agreement with us, pursuant to which YET will pay us service and management fees. The yearly fee for such services for the years 2003 and 2004 was NIS 0.9 million per year.

During 2003 YET received approximately $2,860,000 for development services from YEC and sold approximately $300,000 of YET's products.

In 2003, YET's board of directors decided to continue with the advanced development stages of its Advanced Servo Driver, the XtraDrive.

During 2003, YET focused on international marketing efforts.

In October 2003, we signed an agreement with YET for the supply of synchronous and asynchronous e-learning system for YET's product XtraDrive, which includes training content for the use of XtraDrive, LearnMate LCMS and LernMate live. The training products are intended for customers, agents and applications engineers of YET. The order amounted to approximately $850,000. The systems were supplied to YET in March 2004.

Our third business sector is comprised of our start-up company MemCall. MemCall was engaged in the development of a new search technology which is intended to reduce the time for locating and retrieving data in computers and communications networks.

During 2003, MemCall invested significant efforts in negotiating with potential strategic partners (manufacturers and marketers in the global silicon market). MemCall conducted negotiations with several potential strategic partners, none of which matured into a contract. In December 2003 our board of directors decided to reduce our continued investment in Memcall. Accordingly, MemCall has released most of its employees and will continue to employ only few employees on a limited level. MemCall is primarily focused on maintaining its intellectual property rights and in efforts to attract strategic partners as well as potential customers or buyers for it's technology. MemCall is searching for alternative ways to implement solutions required by potential customers without investing in the development of a full custom chip.

Our investment in MemCall in 2003 amounted to approximately NIS 4.8 million ($1.1 million). Our aggregate investment in MemCall as of December 31, 2003, amounted to approximately $4.45 million, of which $2 million was invested in the form of equity and the balance ($2.45 million) in the form of a convertible loan. All of the investments in MemCall are recorded by us as current expenses in the quarter in which they are made.

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B. Business Overview

Products

The products of our Educational Sector are targeted primarily at the educational and industrial training markets.

Technology for Engineering and Automated Manufacturing (TEAM)

TEAM (formerly marketed as AMT), is a comprehensive and effective solution for preparing students for further education and careers in engineering, manufacturing and industry. We have been developing this product line which incorporates a series of automation and manufacturing technology systems for manufacturing and pre-engineering training since 1997.

TEAM was designed to meet the needs of U.S. and Canadian educational systems. It is a curriculum-driven, project-based program that challenges students to step through iterations of the design process and develop appropriate solutions to emerging problems by using automated manufacturing technologies as resources. Students are actively engaged in authentic applications and experiences that integrate learning across academic disciplines – including hands-on math, science, technology and problem-solving skills. The program fosters creativity and discovery, and promotes communication and collaboration as students work in a team environment.

TEAM is a comprehensive educational program that was designed to give educators effective tools for preparing students for careers in engineering, manufacturing and industrial technology. It includes LearnMate (learning management system and control) and simulation software and hardware products. TEAM covers a wide range of modern manufacturing and engineering technologies, such as robotics and automated welding, sensors, machine vision, quality control, pneumatics and hydraulics, programmable logic controllers (PLC), data acquisition and process control, automatic identification systems, CNC milling and turning, CAD/CAM design and manufacturing. Schools can purchase a complete TEAM laboratory or a smaller selection of tekLINKs, as space and budget allow. Additional TekLINKs can be added at any time to expand the lab.

Computer Integrated Manufacturing (CIM) Systems

ER-Open CIM

Our ER-Open CIM system combines computers, software, communication networks and industrial quality equipment such as robots, CNC machine tools, storage and retrieval systems, and material handling, assembly and quality control devices. The system gives students hands-on experience with actual computer integrated design and manufacturing applications within a laboratory environment.

The ER-Open CIM cell is modular and can be supplied in many different configurations. The following basic elements are required for a CIM cell to function:

- Automatic storage and retrieval system (ASRS);
- At least one work station (e.g., quality control, machine tending, assembly);

- Closed-loop pallet conveyor;
- Central management control station;
- LAN communication network; and
- Open CIM software.

Workstations can be configured along the conveyor and more can be integrated within the CIM system, for tasks such as CNC machining, plastic forming, laser engraving, hydraulic, pneumatic and PLC device operation, quality control inspection and more. The system can be designed and built according to customer specifications and incorporate computer and manufacturing equipment already on-site. Most of the components used in the ER-Open CIM are our products.

The ER-Open CIM system includes a number of communication and control systems that are interfaced to provide both individual control of workstations and overall control of the system.

The system is operated and controlled through the Open CIM, Windows-based software developed by us. Open CIM software provides numerous CIM capabilities: CIM cell and station management; part, order and machine definition; ASRS control and tracking; MRP; report generation; and production scheduling. The software also includes a 3D solid model whose dynamic display provides online tracking of the manufacturing process and off-line simulation of the CIM process. In addition, a virtual CIM setup module allows students to design and configure both real and simulated CIM cells.

The ER-Open CIM system's selling price ranges from $300,000 for small configurations to $600,000 for industrial level systems.

ER-MicroCIM

Our table-top CIM system, ER-MicroCIM, includes all the components of an industrial CIM on a small-scale while using the same powerful Open CIM software developed for our large-scale CIM systems. The standard ER-Micro CIM includes two robots: one tends a storage rack and a parts feeder, and performs assembly operations; the other tends a CNC machining center. In addition, a vision system performs automated inspection operations.

The ER-Micro CIM's selling price ranges from $110,000 to $180,000 depending on the number of robots, number of stations and the type of equipment included in the system.

Educational Robotic Systems

SCORBOT-ER Vplus

Designed for laboratory and training applications, the SCORBOT-ER Vplus is a versatile five-axis vertically articulated robot. This powerful robotic system includes a real-time, multi-tasking controller with PID control and PWM drive, and provides all the necessary features for integration into FMS and CIM environments. The system can be programmed and operated in

ACL, the controller's internal Advanced Control Language, or by using Windows-based robotics software.

SCORBOT-ER IX

An industrial grade, vertically articulated robot, the SCORBOT-ER IX offers advanced robotic path control, speed and accuracy at a reasonable price. Its 2 kg (4.4 lb) payload capacity makes this robot suitable for many light and medium load applications. Using a real-time, multi-tasking, continuous path controller that can simultaneously control up to 12 axes and 32 I/Os, this system meets the most demanding requirements of a robotic workcell.

SCORA-ER 14

A sturdy, horizontally articulated SCARA robot, the SCORA-ER 14 is an excellent low-cost solution for pick and place assembly operations in manufacturing training facilities. It offers both speed and accuracy as well as a payload capacity of up to 3 kg (6.6 lb). With a powerful controller, this real-time, multi-tasking, continuous path robotic system provides superior workcell control and integration within a CIM system.

SCORBOT-ER 4u

Programmed, operated and controlled from any PC using a 32-bit Windows environment, Universal Serial Bus (USB) technology and an NEC-DSP processor, the educational SCORBOT-ER 4u system emulates industrial robotic applications. The 5-axis vertically articulated robot can be mounted on a tabletop, pedestal or linear slidebase. The robot's speed and repeatability make it suited for both stand-alone operations and integrated use in automated workcell applications such as robotic welding, machine vision, CNC machine tending and other FMS operations. The robot is designed to enable observation of its working mechanical parts while ensuring a safe environment for students.

SCORBOT-ER 2u

The SCORBOT-ER 2u is designed for teaching robotics in the classroom or lab. This vertically articulated robot is fully enclosed and ensures maximum student safety. The SCORBOT-ER 2u combines a sturdy yet sophisticated mechanical arm with state of the art robotic control technology and software. The system is based on a powerful 32-bit RISC micro controller and a plug and play USB connection to the PC.

ASRS^2

An integral part of a CIM system, the ASRS^2 is a rectangular automated storage and retrieval system (ASRS) with two parallel stacks containing 72 storage bays. A dedicated Cartesian robot tends the two bays and transfers raw materials and parts to and from the CIM conveyor.

ASRS-36

An integral part of a CIM system or a stand-alone Cartesian robot, the ASRS-36 is a rectangular automated storage and retrieval system (ASRS) containing 36 storage bays. The

robot transfers raw materials and parts to and from the CIM conveyor. This robot is now available in 4 configurations: a 36 or 72 bay configuration with an ACL-type A controller and a 36 or 72 bay configuration with a USB controller.

Industrial Robotic System

Motoman-SV3 with Controller-BRC

The Motoman-SV3 with Controller-BRC is an industrial robotic system suited for applications such as arc welding, assembly, dispensing, materials handling and machine tending. The fully articulated, six-axis robot arm is a product of YEC. The robot controller and software are produced by our YET subsidiary. Controller-BRC is an AC servo controller whose 32-bit micro controllers provide high performance and flexibility for the SV3 robot.

Robotic Software

SCORBASE

The SCORBASE robotic control software provides an intuitive tool for programming and operating the SCORBOT line of robots and robotic workcells. Several levels of the software gradually introduce students to a range of robotic commands and functions, with SCORBASE offering the most extensive programming and control features. A number of robotics training packages are available for SCORBASE.

Scorbase provides limited multi-tasking capabilities and a communication mechanism that enables it to be used with our in ER-Micro CIM system.

RoboCell

RoboCell is a 3-D solid modeling software package, designed for the SCORBOT line of robots and their environment. It is fully integrated with SCORBASE for Windows, the programming and operational software of the SCORBOT robots.

Using RoboCell and SCORBASE, students can create and fully simulate the operation of a robot and automated devices in a flexible manufacturing system. Students can experiment with a variety of workcells in an off-line mode, even if the environment does not exist in the lab. Since RoboCell's virtual robots and devices are based on actual dimensions and functions of SCORBOT equipment, programming can be performed and tested in RoboCell, and then executed online in an actual SCORBOT workcell. Advanced students can design 3D objects and load them into RoboCell for use in a virtual workcell.

ACL

SCORBOT-ER Vplus, SCORBOT-ER IX, SCORA-ER 14 and PERFORMER-MK3 robots are supported by Advanced Control Language, or ACL. ACL is programmed and stored on a set of EPROM chips within the robot controller and provides advanced programming capabilities as well as direct control of individual robot axes. ACL is a fully multi-tasking, real-time environment. ACL provides continuous path control, linear and circular interpolation, path optimization, sensor interrupt and event driven programming, user-accessible control parameters,

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and various velocity control profiles. Interface software facilitates operator access to the ACL environment from a PC and enables off-line program editing and downloading of programs to the ACL controller.

Our new ACL-Win software provides access to Controller-BRC's ACL environment and functions. ACL-Win is a full-featured 32 bit Windows application with all the capabilities provided by the Windows 98 and 2000 operating environments. Menus, icons and dialog boxes greatly simplify programming and control of the robotic system.

Accessories

We offer numerous accessories that allow users to create and modify robotic workcells. Many accessories are integrated into the workcell by means of input/output connections to the robot controller. In addition, all of our robot controllers can control motor-driven accessories, such as conveyor belts, rotary index tables, XY positioning tables, and linear slidebases on which robots are mounted to increase their mobility and working range.

A number of grippers and end-effectors enable different types of applications, such as vacuum gripping, liquid dispensing, and manipulation of differently shaped objects without requiring tool changing.

Several types of storage devices and parts feeders can also be integrated into robotic workcells. All feeders are adjustable to accommodate raw materials and parts of various shapes and sizes.

Teach Pendants

All of our robotic systems offer an optional hand-held terminal for controlling the robot and peripheral axes connected to the controller. Teaching pendants have an LCD display and function keys that simplify programming and control operations, such as moving the axes, recording positions, sending the axes to recorded positions and activating programs.

Machine Vision Systems

ViewFlex

We have developed a new machine vision system that takes advantage of the latest vision and software technologies.

The ViewFlex system incorporates Matrox Inspector, an interactive imaging software designed for scientific and industrial applications, and the Intel® USB PC Camera Pro, which provides 24-bit color digital pictures (640x480) and video (30 fps).

The software provides access to an extensive set of optimized functions for image processing and enhancement, blob analysis, gauging and measurement, and pattern matching. ViewFlex includes a Microsoft's Visual Basic® for Applications (VBA) compatible scripting environment and enables interaction with other Windows® applications using OLE/Automation. Users can design and develop vision applications to meet specific research and integration requirements.

The ViewFlex system is well suited for precision measurement, flaw detection and assembly inspection. The system can be used for stand-alone vision operations, integrated in ER-Open CIM systems for automated quality control, and combined with SCORBOT robots for vision-guided robotic applications.

Automation and Control Training Systems

We have developed a number of training systems that are based on bench top panels and Windows-based software. These systems are an integral part of the TEAM (formally AMT] product line, and are also used as stand-alone modules in school laboratories.

Pneumatics and Hydraulics Technology

Our HydraFlex and PneuFlex systems comprise slotted aluminum training panels with a wide assortment of industrial grade pneumatic/hydraulic and electro-pneumatic/hydraulic components. Students can mount and configure components on the panel in order to create a variety of applications. Students can connect different components, change physical parameters and observe system responses. Each system is available in three levels: Basic, Advanced and Electro.

PneuLine is a training panel with fixed components. Students can alter connections and create various pneumatic circuits.

PneuMotion and HydraMotion are CAD simulation and operation software packages that teach students how to design and operate pneumatic/hydraulic and electro-pneumatic/hydraulic circuits. Software animation provides a working simulation of circuit operation and allows students to observe the effectiveness of their pneumatic circuit designs.

Software and hardware can be integrated for online control by means of our CP/C 2000A computer interface unit. The combination of hardware and software gives students experience in the design and construction of pneumatic/hydraulic circuits commonly used in industrial applications.

Programmable Logic Controller (PLC) Technology

Our PLCLine is a panel with fixed components that include a DC servo motor, encoder, limit switches, proximity sensor, solenoid, buzzer, lamps and switches. The devices can be connected, activated and controlled in numerous configurations.

PLCMotion is a simulation software package with HMI animation that provides a working simulation of PLC programming and operation. This Windows-based simulation software allows students to observe and understand the control logic behind the operation of industrial PLCs and gives them practical experience in the fundamentals of PLC programming and control. The software's graphics editor allows students to create a complete production line or industrial process in simulation mode.

PLCMotion can be used as an offline, simulation tool with its collection of sample applications. It can also be used online with our CP/C 2000A computer interface unit or an industrial Allen-Bradley PLC (SLC 500 or MicroLogix).

Process Control

The three Process Line panels: Pressure, Level & Flow and Temperature, are systems for demonstrating and teaching control processes. Each panel may be controlled by a PC or a PLC. Companion software provides 3D simulation and online tracking of all control variables. Courseware provided with these systems teaches the principles of process control, including an overview of the required mathematical background. The systems demonstrate different control algorithms such as open-loop, closed loop, on-off and PID control, and allow students to experiment with fine tuning of control parameters.

e-Learning Content and Web-Based Learning Management System

Our e-learning unit is currently developing a comprehensive library of web-based training modules that capitalize on the proven TEAM product line marketed and developed by our educational division.

During 2003 we continued our substantial research and development efforts in developing our e-learning and distance learning products, LearnMate and TrainNet.

LearnMate is a learning environment that delivers lessons over the internet, and combines content and management for asynchronous courses (each student can participate at his own time) and synchronous courses (live lessons with a distant teacher at a specific time), and includes:

- Learnmate Content – a system containing hundreds of hours of interactive training in Industrial Technology for either "virtual learning" or for a "hands-on" lab environment.

- LearnMate LCMS (Learning Content Management System) - a virtual campus, that manages online learning including registration, reports, administration, content creation, content delivery and community collaboration.

- LearnMate Live - a long distance learning system that allows instructors to conduct and manage live lessons to remote sites via the internet, including the tools to create content and manage the virtual classroom and to reach numerous remote students.

TrainNet is a live interactive distance learning system, which enables instructors to conduct and manage live lessons from a central location to any number of remote sites, over broadband communication channels such as satellite or DSL. TrainNet provides students with experience which is similar to a classroom lesson, they can see, hear and interact with the teacher in real time. Students can also communicate with each other by use of chat rooms and e-mail, and can activate applications from long distance. The TrainNet product line was acquired from Mentergy Ltd. in December 2002, and we have diligently worked on this system's development since.

XtraDrive

XtraDrive is YET's first product and is a next generation intelligent servo driver with an integrated positioner. The XtraDrive is based on a new propriety control technology offering solutions for the most demanding applications. The XtraDrive includes a software tool, called XtraWare, for the setup, optimal tuning and user programming of the XtraDRive AC servo driver.

XtraDrive DP

XtraDrive DP, or XDP, is an additional servo driver developed and manufactured by YET. The XDP use the Profibus communication protocol, which is widely used in the European market.

Marketing and Customers

Typical Educational Sector customers are universities, colleges, high schools (technical and vocational), junior high schools and research and developments institutions. The products of our Educational Sector, which provide a relatively low-cost alternative to the purchase of industrial equipment for teaching purposes, incorporate special design features for ease of teaching.

The Educational Sector currently markets its products through our subsidiaries and independent distributors in Europe, Asia and South America. Since 1997, these products have been distributed to the educational market in the U.S. and Canada through Intelitek.

Most of the Educational Sector products are aimed at the export market. The principal markets for our products and third party products marketed by our Educational Sector are the U.S., the Far East, Israel, Europe and South America which accounted for 43.8%, 16.0%, 14.5%, 9.8% and 6.6%, respectively, of the sector's sales in 2003. Most of our sales in the Israeli market relate to third-party products. Most of the Educational Sector's products resulting from our research and development are aimed at the export market.

In 2003, YET focused on international marketing efforts:

- in November 2003, YET signed a distribution agreement with a European corporation, controled by YEC and an European company, for the distribution of YET's products in Europe.
- during 2003, YET began to develop independent marketing channels in the U.S. market. YET established a fully owned subsidiary in the U.S., YET US Inc., which is engaged in marketing and distribution of YET's products in the U.S. In the last quarter of 2003 YET US Inc. hired a managing director and several additional employees for marketing activities and technical support.
- during 2003, YET continued its efforts to market XtraDrive product in Israel.

Manufacturing and Supply

Our Educational Sector manufactures most of its products in-house. Operations mainly include assembly, integration and quality control. Machining and some other basic operations are provided by sub-contractors.

Patent and Proprietary Rights

In general, our products are not protected by patents. In 1997, however, we registered a patent in Israel, for the method and apparatus used for the direct teaching of automatic machines. This patent passed the International preliminary examination of the Patent Corporation Treaty, or PCT, and is now examined in the national stage. This patent application was filed in the U.S., and the European Level made an initial review that did not raise significant opposition. The application was forwarded to the Individual European Countries which we designated

In December 1998, YET filed an application for a patent in Israel and in December 1999 it filed an international application in accordance with the PCT procedure regarding an improved servo mechanism control system and method. After receiving preliminary approval from the PCT, the patent was filed and accepted in the U.S. in June 2003.

In 2002, YET filed an additional application for a patent in accordance with the PCT procedures regarding a high resolution position sensor device and method. In 2002 the patent application was approved by the PCT and is now examined in the national stage. In 2003 YET filed an application for a patent in accordance with the PCT procedures regarding the system and method to eliminate the dead time influence in a PWM driver. This application is also examined now in the U.S.

During the years 2000 and 2004 our majority owned subsidiary, MemCall LLC, submitted eleven patent applications relating to its new memory technology with call-out functions to the PCT. In 2004, in accordance with our board of directors decision to reduce MemCall's activities, MemCall's management decided due to budget constraints to continue to protect six of the eleven patent applications.. Our first patent application regarding this technology was approved in the U.S. in December 2003. MemCall Ltd. is owned by MemCall LLC, in which entity we hold a 78% interest.

Competition

We face competition in the Israeli market. This competition is not material in the robotics field, but is more significant with respect to the Light Machine product line manufactured by Intelitek Inc., our fully owned subsidiary. There is also significant competition for the products of third party suppliers that we market in Israel through our subsidiary Robotec Technologies Ltd. In addition, a local company, competes with us, using ex-employees of ours for such purpose.

Our Educational Sector has competitors in all the markets to which it exports its products. Its major competitors operate worldwide, some of whom have greater financial resources than our company.

The ability of our Educational Sector to compete successfully is based, among other things, on the quality and pricing of the competing products in comparison to those of our Educational Sector, as well as the resources that will be available to our Educational Sector for research and development and marketing.

Significant competition exists both in Israel and worldwide for the motion control products developed by YET. The major competitors include Siemens, Mitsubishi and Rockwell.

C. Organizational Structure

Sets forth below is the legal name, location and country of incorporation, percentage of ownership and description of business of each of our subsidiaries:

Intelitek Inc., a wholly owned subsidiary incorporated in Delaware, U.S. is mainly engaged in the development, manufacturing, marketing, sale, technical support and maintenance of CNC products (a product line that was procured from Davenport Industries LLC), and markets them under the name of Light Machines. Intelitek Inc. is also engaged in the marketing, sale, technical support and maintenance of our products in North America.

Eshed Robotec B.V., a wholly owned subsidiary incorporated in the Netherlands, used to manage our activities in Europe.

Robotec Technologies Ltd. ("RTL"), a wholly owned subsidiary established in Israel, is engaged in the marketing, distribution, installation and maintenance of our products and other companies' products for the scientific and technological educational market in Israel.

Computras Computerized Training Systems Ltd. ("Computras"), a wholly owned subsidiary established in Israel, is engaged in the development, production and marketing of educational software and training software. During 2003 the activity of Computras and RTL were consolidated.

Yaskawa Eshed Technology Ltd. is an Israeli corporation in Israel in which we own a 50% equity interest. YEC holds the remaining 50% interest in YET. YET is engaged in the development and manufacturing of motion control products for the industrial market, which are mainly marketed by YEC, and also provides development services to YEC in that field. In 2003 YET started to market and sell its products independantly. YET has established a Delaware subsidiary, YET US Inc., which is engaged in marketing and distribution of YET's products in the U.S.

MemCall is a development stage company that was engaged in the development of a new electronic chip which will streamline searches performed in a computer's memory. MemCall LLC, a Delaware limited liability company, is a 78% owned subsidiary of our wholly owned subsidiary Eshed Robotec B.V. MemCall LLC holds 100% of MemCall Ltd., an Israeli corporation. In 2004 MamCall significantly reduced its operations.

D. Property, Plants and Equipment

In January 1993, we entered into a lease for a parcel of land in the industrial park Rosh Ha'Ayin with the Israel Land Authority, where we constructed a 83,000 square feet building for

offices and production facilities. The lease for the land expires in 2042 and can be renewed for an additional 49 years. We and three of our subsidiaries currently occupy approximately 60% of the new facility.

We have leased approximately 13,400 square feet in the building to Siemens Israel Ltd., for a period of five years commencing May 2000. Siemens has an option to extend its lease for additional periods of up to five years.

Approximately 8,700 square feet have been leased to Lynx Photonic Networks Ltd. for a period of five years commencing January 2000. Lynx Photonic has an option to extend its lease period for an additional five years.

Approximately 5,900 square feet have been leased to Amital Data Ltd. for a period of five years commencing March 2004. Amital Data has an option to extend its lease for additional period of three years.

Our total net income from these leases was $462,000 in 2003.

Intelitek's lease for its facility in Manchester, New Hampshire, will terminate in July 2004. The annual rent is approximately $126,000. We intend to renew this lease.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read the following discussion and analysis in conjunction with Item 3A. – "Selected Financial Data" as well as our consolidated financial statements and related notes which appear elsewhere in this registration statement. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this registration statement.

General

Our financial statements are prepared on the basis of historical cost adjusted for changes in the general purchasing power of the Israeli currency. Accordingly, the nominal figures in the financial statements (we maintain our books of account in nominal NIS) are adjusted to NIS in the last month of the reported period (December 2003). The adjustment is made in accordance with principles specified in the pertinent opinion issued by the Institute of Certified Public Accountants in Israel.

Non-monetary items in our balance sheet are adjusted for changes in the Israeli consumer price index, or CPI, from the month of the transaction to the month of the balance sheet. The following items are treated as non-monetary: inventories, prepaid expenses, advances to suppliers, long-term investments, deferred taxes on income, fixed assets, know-how and shareholders' equity. Monetary items are presented in the balance sheet on the basis of nominal amounts at that date.

Items in our statement of income are adjusted for changes in the CPI as follows: amounts relating to non-monetary items (e.g. depreciation and changes in inventories) and certain provisions (e.g. for severance pay) are adjusted on the same basis as the related balance sheet item. Other revenues and expenses (excluding financial) are adjusted on the basis of changes in the index between transaction date and balance sheet date.

A convenience translation into U.S. dollars at the rate of exchange between the NIS and the U.S. dollar at December 31, 2003 (NIS 4.379 = $1) is also presented for the year ended December 31, 2003, and elsewhere in this annual report. The translation into U.S. dollars should not be construed as a representation that the Israeli currency amounts actually represent or could be converted into U.S. dollars.

Recent Accounting Pronouncements

In October 2001 the Israel Accounting Standards Board issued Israel Accounting Standard No. 12 which deals with discontinuing the adjustment of financial statements and Israel and Accounting Standard No. 13 concerning the effect of changes in the rates of exchange of foreign currencies. In December 31, 2002 the Israel Accounting Standards Board decided, in Standard 17, to defer the effective dates of Accounting Standards No. 12 and 13 to January 1, 2004.

Pursuant to Standard 12 and 17, the adjustment of financial statements to inflation in Israel will be discontinued as of January 1, 2004. We continued to draw up adjusted financial statements until December 31, 2003, pursuant to Opinion 36 of the Institute of Certified Public Accountants in Israel. The adjusted figures in the financial statements as of December 31, 2003 shall be the basis for financial statements in nominal terms as of January 1, 2004.

Critical Accounting Policies

We have identified the policies below as critical to the understanding of our financial statements. The application of these policies requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period. There can be no assurance that actual results will not differ from these estimates.

We prepare our financial statements in accordance with Israeli GAAP and United States GAAP. As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented.

The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of our operations are discussed below.

Revenue Recognition. Revenues from sale of products and software rights are generally recognized upon delivery, provided that payment is fixed or determinable, collectibility is probable and there is no significant obligation remains.

In a revenue arrangement with multiple deliverables, the delivered item(s) considered a separate unit of accounting if the following criteria are met:

- the delivered item(s) has value to the customer on a standalone basis;
- there is objective and reliable evidence of the fair value of the undelivered item(s); and
- if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Revenues from the sales of products dependent on installation are recognized on the conclusion of the installation. With respect to transactions that were entered into from June 15, 2003, and from then on, we adopted the provisions of publication of the Emergency Issues Task Force on Issue 00-21 (EITF 00-21), recently published, and these transactions are recognized as arrangement with multiple deliverables.

Revenues from development services are recognized upon completion of the development, and in accordance with the terms of the related contracts. Revenues from software maintenance services are recognized ratably over the contractual period. Revenues from the grant of production licenses are recognized upon fulfilling the terms of the commitments under the contract.

Inventories. Inventories are stated at the lower of cost or market. Cost of raw materials and bought-in products is determined by the moving average method, work in progress and finished products: the raw materials component is determined by the moving average method, the labor and production overheads component is determined on the basis of actual manufacturing costs.

Fixed Assets. Fixed assets are stated at cost, demonstration equipment are valued at the cost of finished products of the same type less accumulated depreciation. Financing costs of credit lines opened for financing the purchase of the building, in the period prior to its use, have been capitalized. Depreciation is calculated according to the straight-line method at the following rates, which are considered to be adequate to the depreciation of the assets over the course of their estimated useful lives:

Machinery and equipment (mainly 20%)	10%-20%
Office equipment and furniture (mainly 6%)	6%-10%
Computers and computerized equipment (mainly 33%)	20%-33%
Vehicles (mainly 20%)	15%-20%
Building (mainly 2%)	2%-4%

Investments in Investee Companies and Other Companies. The investments in investee companies are stated in our financial statements on an equity value basis. The excess of cost of the investment in an investee company over its net equity value on acquisition, which is not directly attributable, represents goodwill and is amortized over a period of five years. Investments in other companies, held as long-term investments, are presented at cost. We recorded all of our investments in MemCall were recorded by us as current expenses in the same quarter they are made.

Research and development expenses. Research and development costs are charged to income as incurred. Related grants are deducted from the related cost on an accrual basis

Significant Costs and Expenses

Depreciation of property. Building Depreciation and amortization expense and equipment is provided on a straight-line basis over the course of their estimated useful lives. Know-how and rights to products are amortized according to the straight-line method on the basis of their estimated useful lifetime, which is approximately three years.

Research and development expenses. We have invested a significant portion of our resources into the development of products. The following table sets forth the total research and development costs, the amount of royalty-bearing grants received from the Government of Israel, and the net research and development expenses for the periods indicated:

	Year Ended December 31,2003			
	2001	2002	2003	2003
	(Adjusted NIS in thousands, to December 2003)			Convenience translation into $
Total research and development costs	12,338	15,775	13,352	3,049
Less – grants and participations	-	(3,020)	(701)	(160)
Research and development, net	12,338	12,755	12,651	2,889

Employee benefits expenses. Employee benefit expenses consist primarily of payments to employees for their services as employees.

Other expenses from ordinary activities. Other expenses from ordinary activities consist primarily of accounting and administrative services, travel, insurance, marketing and overhead expenses.

Results of Operations

The following table sets forth, for the periods indicated, selected financial information with respect to our operations as a percentage of revenues:

	Year Ended December 31,		
	2001	**2002**	**2003**
Revenues	100.0%	100.0%	100.0%
Cost of revenues	59.7	48.1	58.1
Gross profit	40.3	51.9	41.9
Research and development expenses, net	14.3	14.8	22.4

Marketing, selling, administrative and general expenses	33.1	32.3	48.5
Financial income (expenses), net	2.2	(1.6)	(6.7)
Other income (expenses), net	3.1	1.9	3.6
Taxes on income	1.0	1.2	(0.1)
Net income (loss) for the year	(2.8)	3.9	(32.0)

Year Ended December 31, 2003 as Compared with Year Ended December 31, 2002

Revenues. Revenues consist primarily of product sales and revenues from services including project development, maintenance and support and leasing revenues, decreased by approximately NIS 30.1 million ($6.9 million) to NIS 56.1 million ($12.8 million) from revenues of NIS 86.2 million in 2002, principally as the result of a decrease in sales by the educational sector of approximately NIS 26 million ($5.9 million) and a decrease of revenues of a proportionately consolidated company, in the amount of approximately NIS 3 million ($0.7 million). Our success in increasing our revenues in 2004 will be depended in great measure on the state of the educational sector, which is largely dependent on governmental budgets. We are unable at this time to provide any expectations in regard to our revenues in 2004.

Cost of Revenues. In 2003, our cost of revenues for products manufactured by us as well as products manufactured by others was 58% of revenues, compared with 48% of revenues in 2002. The increase in the cost of revenues rate resulted mainly from decline in sales volume. We have initiated cost cutting measures to improve our operating results and to the extent our revenues remain the same or increase in 2004, our cost of revenues should decrease as a percentage of revenues and our margins should increase.

Gross Profit. Our gross profit decreased by 47% to approximately NIS 23.5 million ($5.4 million) in 2003 from approximately NIS 44.7 million in 2002.

Operating expenses. In 2003, operating expenses totaled approximately NIS 39.8 million ($9.1 million), compared with approximately NIS 40.6 million in 2002. Operating loss in 2003 was approximately NIS 16.3 million ($3.7 million) as compared with operating income of NIS 4.1 million in 2002. We initiated cost cutting measures to improve our operating results, as a result, we believe that to the extent our revenues remain the same or increase, our operating expenses should decrease as a percentage of revenues and our operating income rate should increase.

Research and Development. Total research and development expenses decreased slightly, to approximately NIS 12.6 million ($2.9 million) in 2003 from approximately NIS 12.7 million in 2002. The investment in the development activities of MemCall decreased by approximately NIS 2.6 million ($0.6 million) to approximately NIS 3.4 million ($0.8 million) in 2003 (after deduction of NIS 0.7 million in grants from the Office of the Chief Scientist of the Israel Ministry of Industry and Trade, or Chief Scientist), compared with approximately NIS 6 million in 2002 (after deduction of a NIS 3 million in grants from the Chief Scientist). The research and development activities of the educational sector and for our e-learning products increased. We expect that our research and development expenses will decrease in 2004.

Marketing and Selling. Marketing and selling expenses decreased 11.3% to approximately NIS 12.6 million ($2.9 million), from approximately NIS 14.2 million in 2002,

mainly as a result of decrease in the marketing and sales costs of the Educational Sector. To the extent our sales remain constant we expect that our marketing and selling expenses will remain at the same level in 2004.

Administrative and General. Administrative and general expenses increased 6.8% to approximately NIS 14.6 million ($3.3 million) in 2003 from approximately NIS 13.6 million in 2002, mainly as a result of increased general and administrative expenses in Memcall. We expect that our administrative and general expenses will decrease in 2004 as a result of our cost cutting measures.

Financial Income (Expenses,) Net. We incured financial expenses of approximately NIS 3.8 million ($0.9 million) in 2003, compared to financial expenses of approximately NIS 1.4 million in 2002. The financial expenses in 2003 derived mainly from interest and differences in exchange rates of loans which were incurred for financing our building in Rosh Ha'Ayin and the current operation of our company.

Other Income. Other income amounted to approximately NIS 2 million ($0.5 million) in 2003 compared with other income of approximately NIS 1.6 million in 2002, mainly due to an increase in net income from leasing space in our building.

Year Ended December 31, 2002 as Compared with Year Ended December 31, 2001

Revenues. Revenues consist primarily of product sales and revenues from services including project development, maintenance and support and leasing revenues, increased by approximately NIS 0.2 million to NIS 86.2 million from revenues of NIS 85.9 million in 2001, principally as the result of an approximately NIS 11.1 million increase in revenues in the Educational Sector from an e-learning project for which revenues were recognized in 2002 and the approximately NIS 4.4 million increase in revenues from development services of a proportionately consolidated company. This increase was partially offset by a decrease of approximately NIS 3.4 million in revenues from the sale of Light Machine products, and a decrease of approximately NIS 11.4 million in sales of the products of a proportionately consolidated company.

Cost of Revenues. In 2002, our cost of revenues for products manufactured by us as well as products manufactured by others was 48.0% of revenues compared with 60.0% of revenues in 2001. The decrease in the cost of revenues resulted mainly from a different product mix and an increase in revenues from development services and royalties of YET, our proportionately consolidated subsidiary.

Gross Profit. Our gross profit increased by 29.0% to approximately NIS 44.7 million in 2002 from approximately NIS 34.6 million in 2001. The increase in the gross profit resulted mainly from a different product mix, and an increase in revenues from development services and royalties of YET, our proportionately consolidated subsidiary. Operating expenses in 2002 totaled approximately NIS 40.6 million as compared with approximately NIS 40.8 million in 2001. Operating income in 2002 was approximately NIS 4.1 million as compared with operating loss of approximately NIS 6.1 million in 2001.

30

Research and Development. Total research and development expenses increased 3.4% to approximately NIS 12.8 million in 2002 from approximately NIS 12.4 million in 2001, mainly as a result of our increased investments in the development activities of MemCall which totaled approximately NIS 6 million in 2002, compared with approximately NIS 5 million in 2001. In addition the investments in the development activities of e-learning increased by NIS 0.4 million, and the development expenses of YET increased by NIS 0.9 million. This increase was partially offset by the decrease in the investments in the development activities of the historical activities of the Educational Sector by approximately NIS 1.9 million. Research and development grants in the amount of NIS 3 million were received in 2002 from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade.

Marketing and Selling. Marketing and selling expenses decreased 10% to approximately NIS 14.2 million, from approximately NIS 15.8 million in 2001, mainly due to a decrease in the marketing and selling expenses of the Educational Sector.

Administrative and General. Administrative and general expenses increased 8.2% to approximately NIS 13.6 million in 2002 from approximately NIS 12.6 million in 2001, mainly due to increased salary provisions for directors.

Financial Income (Expenses,) Net. We had financial expenses of approximately NIS 1.4 million in 2002, compared to financial income of approximately NIS 1.9 million in 2001. The financial expenses in 2002 derived mainly from interest, the erosion of loans that were used for financing the construction of our Rosh Ha'Ayin building, in the amount of approximately NIS 2 million and differences in exchange rates that were offset mainly by charges of interest for our current operations.

Other Income. Other income amounted to approximately NIS 1.6 million in 2002 compared with other income of approximately NIS 2.7 million in 2001, mainly due to a decrease in net income from leasing space in our Rosh Ha'Ayin building of approximately NIS 1.1 million in 2002 compared with a an increase in net rental income from leasing space in our building of approximately NIS 1.4 million in 2001.

Effective Corporate Tax Rate

In general, Israeli companies are currently subject to "Company Tax" at the rate of 36.0% of taxable income.

Our income tax obligations in Israel are based upon our earnings as determined by Israeli statutory purposes and not as determined from the amounts reported based on adjustments on a constant currency basis. Israeli tax laws recognize the effects of the decline in the purchasing power of the NIS and allow certain adjustments to taxable income to reflect this decline. For further information see Note 25 of the Financial Statements.

Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties. Under Israeli tax law the results of our foreign consolidated subsidiaries, which have generally been unprofitable, cannot be consolidated for tax purposes with the results of operations of the parent company.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

The U.S. dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is (or is not) offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the U.S. dollar. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability as we incur expenses, principally salaries and related personnel expenses, in NIS.

The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for such devaluation:

Year ended December 31,	Israeli price index	Israeli inflation rate %	Israeli devaluation rate %	Israeli inflation adjusted for devaluation %
2000	100.19	0	(2.7)	(2.7)
2001	101.60	1.4	9.2	(7.8)
2002	108.20	6.5	7.3	(0.7)
2003	106.16	(1.9)	(7.6)	(9.5)

A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the U.S. dollar). Such devaluation also has the effect of decreasing the U.S. dollar value of any asset which consists of NIS or receivables payable in NIS (unless such receivables are linked to the U.S. dollar). Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked NIS assets and the U.S. dollar amounts of any unlinked NIS liabilities and expenses.

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

Conditions in Israel

We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel.

Political Conditions

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further

escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

In addition, some of our executive officers and employees in Israel are obligated to perform up to 36 days, depending on age, rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

To date, no executive officer or key employee has been recruited for military service for any significant time period. Any further deterioration of the hostilities between Israel and the Palestinian Authority into a full-scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

Economic Conditions

In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passing by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

Trade Agreements

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for the reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the U.S., Australia, Canada and Japan. These preferences allow Israel to export products covered by such programs either on a duty-free basis or at reduced tariffs.

Israel and the European Union Community concluded a Free Trade Agreement in July 1975 which confers certain advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years. In 1985, Israel and the U.S. entered into an agreement to establish a free trade area. The free trade area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade

Association, known as EFTA, which includes Austria, Finland, Iceland, Liechtenstein, Norway, Sweden and Switzerland, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes redefinement of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

B. Liquidity and Capital Resources

Our cash, cash equivalents and securities totaled approximately NIS 14.9 million ($3.4 million) at December 31, 2003 as compared to approximately NIS 24.3 million at December 31, 2002. This decrease resulted mainly from our net loss in 2003.

At December 31, 2003, we had working capital of approximately NIS 8.3 million ($1.9 million) as compared to working capital of NIS 29.2 million at December 31, 2002. Our current ratio at December 31, 2003 was 1.23 compared to 1.88 at December 31, 2002. Our quick ratio at December 31, 2003 was 0.85 compared to 1.41 at December 31, 2002.

Our operations are financed primarily through working capital, sales of equity securities, bank credit, government grants and interest earned on investments.

Cash flows provided by (used in) operating activities. In 2003, we had a deficit from operating activities of approximately NIS 9.2 million ($2.1 million) as compared to a surplus from current operations of approximately NIS 13.4 million in 2002.

Cash flows used in investment activities. In 2003, we invested approximately NIS 1.1 million ($200,000) in fixed assets as compared to approximately NIS 2.2 million in 2002. In 2003 we invested approximately NIS 4.8 million ($1.1 million) in MemCall as compared to approximately NIS 7.6 million in 2002. In the first quarter of 2004 we invested approximately $140,000 in MemCall.

Cash flows provided by financing activities. In 2003, we had a cash surplus from financing activities of approximately NIS 0.2 million ($40,000) as compared to a surplus of approximately NIS 0.4 million in 2002.

In July 1994, we entered into an agreement to build our headquarters in the Rosh Ha'Ayin industrial park. As of December 31, 2003, we had invested a total of $8.2 million in our Rosh Ha'Ayin building project and had outstanding bank debt related to the building project of approximately $6.0 million.

Our average amount of short-term bank credit was approximately NIS 14.3 million ($3.3 million) in 2003 as compared with approximately NIS 18 million at December 31, 2002 and our average amount of long-term bank credit was approximately NIS 19.2 million ($4.4 million) in 2003 as compared with approximately NIS 15.2 million at December 31, 2002.

On April 29, 2003, in accordance with the decision of our Board of Directors, the Tel Aviv District Court approved a distribution by way of a purchase of our company's shares pursuant to Section 303 of the Israeli Companies Law, 1999. The amount of the repurchase

program approved by the Board of Directors and the Court is NIS 2,140,000 ($452,000). The implementation of the repurchase program is dependent on market conditions and our cash flow availability.

Our financial requirements and our ability to meet them will depend to a large extent on our future financial performance. We believe we have sufficient capital resources to meet our operational requirements for 2004.

C. Research and Development, Patents and Licenses

In 2003 our Educational sector's research and development efforts were centered on our e-learning and distance learning line of products. We invested approximately $ 580,000 in these efforts. In addition, in 2003 YET continued the advanced stages of its development of our Advanced Servo Driver, the XtraDrive and the XDP. We also invested $780,000 in research and development of MemCall's technology in 2003. The following table reflects our research and development expenses during the three years ended December 31, 2003:

	Year Ended December 31,2003			
	2001	2002	2003	2003
	(Adjusted NIS in thousands, to December 2003)			Convenience translation into $
Total research and development costs.....	12,338	15,775	13,352	3,049
Less – grants and participations	-	(3,020)	(701)	(160)
Research and development, net..............	12,338	12,755	12,651	2,889

We have received grants from the Chief Scientist for certain of our research and development projects and have agreed to pay royalties on sales of the products developed from projects that were funded by these grants. In the event that development of a specific product in which the Chief Scientist participates is successful, we will become obligated to repay the grants received relating to the specific product through royalty payments at the rate of 2% to 4.6%, based on our sales revenues, up to an amount equal to 100%-150% of the grant received, linked to the U.S. dollar. In 2003 we paid approximately $110,000 in royalties to the Chief Scientist.

D. Trend Information

Governmental investments in educational infrastructure declined both in the educational technology markets in the U.S. and in Israel as a result of the lack of economic resources made available to governmental entities generally and for educational institutions in particular. The decrease in funding for educational products reduced our potential sales.

The security and economic situation in Israel has also had an impact on our business. Due to the security situation partners and customers from abroad have lessened their visits to Israel and hesitate to continue developing their businesses in Israel. The recession in Israel and the decrease of the education budget have depressed the potential market for our products in Israel.

Cautionary Statement Regarding Forward-Looking Statements

The statements contained in this annual report that are not purely historical are forward-looking statements. Such forward-looking statements also include statements in this Item 5 – "Operating and Financial Review and Prospects". These statements involve risks and uncertainties and actual results could differ materially from such results discussed in these statements as a result of the risk factors set forth in this annual report. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in a Risk Factors section which appears in Item 3 – Key Information.

E. Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments, including obligations of discontinued operations, as of December 31, 2003 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period				
	Adjusted NIS (December 2003) (in thousands)				
	Total	less than 1 year	1-3 Years	3-5 Years	more than 5 years
Long-term debt obligations.............	21,279	3,763	7,526	7,526	2,464
Capital (finance) lease obligations	-	-	-	-	-
Operating lease obligations.............	1,075	503	572	-	-
Purchase obligations*	-	-	-	-	-
Other long-term liabilities reflected on our balance sheet under Israeli and U.S. GAAP	200	-	-	-	200
Total...	22,554	4,266	6,098	7,526	2,664

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table lists our executive officers and directors:

Name	***Age***	***Position***
Rafael Aravot	50	Chairman of the Board, Chief Executive Officer and Director
Noam Kra-Oz	50	Co-General Manager and Director
Haim Schleifer	50	Co-General Manager and Director
Moshe Turner	51	Vice President

Uri Sela	51	Vice President for Sales and Marketing
Joseph Biran	58	General Manager of Yaskawa Eshed Technology Ltd.
Hanan Eibushitz	48	Chief Financial Officer
Gideon Missulawin	64	Director
Menachem Zenziper	61	Director
Arie Kraus	48	Director
Alex Tal	58	Director
Amiram Dagan	50	Outside Director
Tami Gotlieb	47	Outside Director

Messrs. Aravot, Kra-Oz, Schleifer, Missulawin, Zenziper, Kraus and Tal will serve as directors until our 2004 annual general meeting of shareholders. Mr. Dagan and Ms. Gotlieb were elected to serve as our outside directors at our annual general meeting of shareholders which took place on December 20, 2001. They will serve in such office pursuant to the provisions of the Israeli Companies Law for three-year terms until our 2004 annual general meeting of shareholders. Thereafter, their office may be renewed for only one additional three-year term.

Rafael Aravot has been our Managing Director since our formation in 1982 and Chief Executive Officer and Chairman of the Board since February 2001. Since 1999 Mr. Aravot has served as a member of our Financial Committee. Mr. Aravot is a director of Yaskawa Eshed Technology Ltd., MemCall Ltd. and MemCall LLC. Mr. Aravot received an M.B.A. from Tel Aviv University and a B.Sc. degree in Mechanical Engineering from the Technion Israel Institute of Technology in Haifa.

Noam Kra-Oz has been our managing director since February 2001 and our joint managing director from 1992 until 2001. He has also been a director since December 1983. Mr. Kra-Oz is the chairman of the board of directors of Intelitek Inc., and a director of Yaskawa Eshed Technology Ltd., Robotec Technologies Ltd., Computras Computerized Training Systems Ltd., and Eshed Robotec B.V. Mr. Kra-Oz received a B.Sc. in Pharmacology from the Hebrew University of Jerusalem.

Haim Schleifer has been our managing director since February 2001 and our joint managing director of research and development and pedagogical department from 1996. Mr. Schleifer is director of Eshed Robotec B.V., MemCall Ltd. and MemCall LLC. Mr. Schleifer received an M.B.A. from Tel Aviv University and a B.Sc. in Electronic Engineering from the Technion Israel Institute of Technology in Haifa.

Moshe Turner has served as a vice president since April 2003 and a co-general manager of our Educational Sector since April 2000. From February 1995 he served as general manager of Robotec Technologies Ltd. Mr. Turner was managing director for Elbit ATI of the Elbit Group from November 1993 until January 1995. From February 1991 until November 1993, he was vice managing director of the Recycling Division of American-Israeli Paper Mills Ltd. Mr. Turner serves as a director of the subsidiaries Robotec Technologies Ltd., Intelitek Inc. and Computras Computerized Training Systems Ltd., Mr. Turner received an M.Sc. in Business Administration and a B.A. in Economics from Bar Ilan University.

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Uri Sela has served as our vice president for sales and marketing since August 2003. From 2000 to 2003 Mr. Sela served as vice president marketing of Mobile Economy and from 1995 to 2000 he served as vice president marketing of RIT Technologies. Mr. Sela received a B.A in Psychology from Boston University and an M.B.A from Manchester University.

Joseph Biran has served as our vice president research and development and operations since April 1994, and as general manager of our subsidiary Yaskawa Eshed Technology Ltd. since December 1996. Mr. Biran also serves as a director of our subsidiary YET US Inc. From 1990 until 1994, he was research and development manager of Electric Fuel Co. Mr. Biran received his B.Sc. in Mechanical Engineering from the Technion Institute of Technology in Haifa and also received an M.B.A. from Tel Aviv University.

Hanan Eibushitz has served as our chief financial officer since November 2002. Mr. Eibushitz also serves as chief financial officer of all our subsidiaries. From 1998 until 2002 he was vice president finance and chief financial officer of Elbit Vision Systems and served as the company's chief financial officer. Mr. Eibushitz formerly served as deputy managing director for finance and logistics at Micro-Swiss Ltd., a subsidiary of Kulicke & Soffa Inc. He previously served as chief financial officer at Gambit Ltd. Mr. Eibushitz holds a B. Sc. degree in industrial engineering and management and a master degree in industrial management from the Technion Israel Institute of Technology, Haifa.

Gideon Missulawin has been a director since 1983. He served as chairman of the board from December 1985 until February 2001. Since 1999 Mr. Missulawin has served as a member of our Financial Committee. Mr. Missulawin is a director of Vernon Investments Company Ltd. and Newcorp. Ltd. and a number of foreign companies, mainly in South Africa, some of which are family companies. Mr. Missulawin holds a B.Sc. in Chemical Engineering from the University of Witwatersrand in Johannesburg, South Africa and a Master of Business Leadership (MBL) from the University of South Africa. He undertook post graduate work at the Weitzman Institute of Science in Rehovot, Israel. He is a graduate member of the Institution of Chemical Engineers in England, a member of the South African Institute of Chemical Engineers and a Professional Engineer registered in 1969 with the South African Council for Professional Engineers.

Menachem Zenziper has been a director since 1983 and has served as a member of our Financial Committee since 2001. Mr. Zenziper is a director of Zenziper Company for Import of Grain and Fodder Ltd. Mr. Zenziper received a B.Sc. in Industrial Engineering and Master Degree in Management Science from the Technion Israel Institute of Technology, Haifa.

Arie Kraus has been a director since December 1983 and a director of MemCall Ltd. and MemCall LLC since 2003. Mr. Kraus served as our corporate secretary from August 1991 until June 1994. Until 1997 he was responsible for our new building project in Rosh Ha'Ayin. From December 1983 to 1997, Mr. Kraus was Manager of Shivrug Ltd. Mr. Kraus received a B.Sc. in Production Engineering from Tel Aviv University.

Alex Tal has been a director since January 2001. Since 2003 Mr. Tal has served as a member of our audit committee. From July 2000 until June 2001, he has served as manager of our New-Ventures Sector. From 1996 until January 2000, Mr. Tal served as the Israeli Navy General Commander. From 1993 until 1995 he was the Representative of the Israeli Ministry of

Defense and the Israeli Defense Forces in Chile. Mr. Tal also serves as a vice president for Naval Strategic Planning at Elul Technologies Ltd. and as a vice president for Port and Maritime projects at Athena Human and Technologies Integrated Security Solutions Ltd.

Amiram Dagan has served as an outside director since February 2002. Mr. Dagan is a member of our audit committee. Mr. Dagan was a commander of Israel Air Force Systems Department, Vice President in Nice Systems Ltd., and presently serves as a VP for development and Operation of the Silver Arrow Company. Mr. Dagan is Graduate of the Technion in Haifa, and received Master degree in Political Science and National Security from the University of Haifa. He also has a master degree in Business Administration from Tel Aviv University.

Tami Gottlieb has served as an outside director since February 2002. Ms. Gottlieb serves as the chairman of our audit committee and our Financial Committee. Ms. Gottlieb is an independent business development, investment banking and financial consultant. Until 2000 Ms. Gottlieb served as a General Manager of Investec Management and Underwriting Ltd., the investment banking and underwriting company of the Investec (Israel) Group. Ms. Gottlieb also serves as an outside director of Baran Group Ltd., "Dan" Traffic Transportation Ltd., Yishpro Building Company Ltd, The Provident Funds of Mercantile Discount Bank and Carmel Investment Group Ltd. She is also a director in Emilia Development Ltd., T.R.A. Radio Tel Aviv Ltd., Credit Information Association Ltd., and Incredimail Ltd. Ms. Gottlieb has a B.A. in International Relations from the Hebrew University in Jerusalem, and has a Masters degree in Economics from University of Indiana, USA.

Noam Kra-Oz and Arie Kraus are brothers. There are no other family relationships among the members of our Board of Directors.

All directors (except for our outside directors) hold office until the next annual general meeting of shareholders and until their successors have been elected. Officers serve at the discretion of the Board of Directors, subject to the terms of any employment agreement between them and us.

B. Compensation

During the year ended December 31, 2003, the aggregate remuneration paid to all our officers and directors as a group (thirteen persons at the time) was approximately NIS 4.8 million ($1.1 million). Such amount includes pension, retirement and similar benefits. We provide automobiles to some of our executive officers at our expense.

During the year ended December 31, 2003, we paid each of our outside directors approximately NIS 2,000 ($450) per month and approximately NIS 1.2 thousand ($280) per meeting attended for serving in such capacity.

As of March 31, 2004, our directors and executive officers, as a group, consisting of 13 persons, held options to purchase an aggregate of 650,000 ordinary shares, at an exercise price of $0.91 per share. Such options expire in 2012. All of those options were issued under our 2003 Stock Option Plan. See "Share Ownership – Stock Option Plans."

Under the Companies Law, the board of directors must approve all compensation arrangements of office holders who are not directors. Directors' compensation arrangements also require audit committee approval before board approval and shareholder approval.

C. Board Practices

Election of Directors

Pursuant to our articles of association, all of our directors, other than our outside directors, are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. Outside directors are elected for a three-year term. All the members of our Board of Directors (except the outside directors as detailed below) may be reelected upon completion of their term of office. In the intervals between our annual general meetings, our Board of Directors may elect new directors, whether to fill vacancies or in addition to those of their body, but only if the total number of directors does not at any time exceed twelve, including our outside directors. Any director so appointed occupies his position until the next annual general meeting and may be reelected for an additional term. All of our current directors, except for our outside directors, were elected by our shareholders at our 2003 annual general meeting of shareholders of .

Alternate Directors

Our articles of association provide, as allowed by Israeli law, that any director may, by written notice to us, appoint another person to serve as an alternate director (subject to the approval of a majority of the other Directors in a written resolution or at the next meeting of the Board of Directors) and may cancel such appointment. The term of appointment of an alternate director may be for one meeting of the Board of Directors, or for a specified period, or until notice is given of the termination of the appointment. No director currently intends to appoint any other person as an alternate director.

However, the Israeli Companies Law stipulates that a person not qualified to be appointed as a director, as well as a person who serves as director or alternate director, shall not be appointed and shall not serve as alternate director.

An alternate director shall be treated like a director. The appointment of an alternate director does not negate the responsibility of the director as whose alternate he was appointed, and the responsibility will be in effect taking into account the circumstances of the event, including the circumstances under which the alternate director was appointed and the length of his term of service.

Independent and Outside Directors

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

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- an employment relationship;
- a business or professional relationship maintained on a regular basis;
- control; and
- service as an office holder.

No person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the Board of Directors are of the same gender, then at least one outside director must be of the other gender.

Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting (excluding the abstaining votes). This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company or if they were convicted by a non-Israeli court of certain crimes.

If a position of an outside director is vacated and there are less than two outside directors, a special meeting of shareholders will be held to vote for election of an outside director.

Any committee of the board of directors which is authorized to act on behalf of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

In addition, the Nasdaq Stock Market currently requires us to have at least three independent directors on our Board of Directors and to establish an audit committee.

Approval of Related Party Transactions Under Israeli Law

The Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of competence that a reasonable office holder in the same position would employ under the same circumstances. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received due to his

position as an office holder. Each person listed as a director or executive officer in the table under "Directors and Senior Management" above is an office holder. Generally, under the Companies Law, all arrangements as to compensation of office holders who are directors must be approved by our audit committee, board of directors and, subject only to certain exemptions, our shareholders.

The Companies Law requires that an office holder and a controlling shareholder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. The duty of disclosure shall not apply when the personal interest originated only from the personal interest of the office holder's relative or the controlling shareholder's relative in a non-extraordinary transaction (a transaction in the ordinary course of business, on market terms, and unlikely to have a material impact on the company's profitability, assets and liabilities). A relative is defined as a spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, as not being adverse to the company's interest. In the case of an extraordinary transaction, such a transaction must be approved by the audit committee and by the board of directors. A director who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be or in the event such an action is an ordinary action between the company and its director or an ordinary action in which the director has a personal interest. In the event that the majority of the members of the Board of Directors have personal interests in the proposed transaction, the approval of the general meeting is also required.

The Companies Law also provides that extraordinary transactions between a public company and a controlling shareholder, or extraordinary transactions in which a controlling shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the audit committee, of the board of directors and of the shareholders. Moreover, the terms of compensation of a controlling shareholder must be approved by the audit committee, the board of directors and by the shareholders. The shareholder approval for an extraordinary transaction and the terms of compensation of a controlling shareholder must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent (1%) of the voting rights in the company. If a shareholder participates in that vote, he shall inform the company before the vote whether or not he has a personal interest in the approval of the transaction.

However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval.

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In addition, pursuant to the recent amendment to these regulations, directors' compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors approved such arrangements and require that they are for the benefit of the company. If the director or the office holder is a controlling shareholder of the company then, the employment and compensation arrangements of such director or office holder do not require the approval of the shareholders providing certain criteria is met.

The above exemptions will not apply if one or more shareholder, holding at least 1% of the issued and outstanding share capital of the company or of the company's voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than seven (7) days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the compensation arrangement of the directors will require shareholders' approval as detailed above.

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or more shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, in the event that there is already a 25% shareholder of the company. These rules do not apply if the acquisition is made by means of a merger. Regulations promulgated under the Companies Law provide that, generally, these provisions do not apply to companies whose shares are listed for trading outside of Israel. The requirements of Israeli corporate law generally make these forms of acquisition significantly more difficult than under United States corporate laws.

Exemption, Insurance and Indemnification of Directors and Officers

The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Our articles of association provide that, subject to any restrictions imposed by corporate law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

- a breach of his duty of care to us or to another person;
- breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or
- a financial liability imposed upon him in favor of another person in respect of an act performed by him in his capacity as an office holder.

In addition, we may indemnify an office holder against:

- a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court in respect of an act performed in his capacity as an office holder; and

- reasonable litigation expenses, including attorneys' fees, expended by such office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, all in respect of an act performed in his capacity as an office holder.

These provisions are specifically limited in their scope by the Companies Law, which provides that a company may not exculpate an office holder, nor indemnify or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of certain improper actions.

Our Article of Association provides that such indemnification may be given retroactively and may be given in advance provided that an undertaking made in advance to indemnify an officer will be limited to the types of occurrence that in the opinion of the board of directors of the Company may be anticipated at the time of giving the undertaking for indemnification, and for an amount that the board will determine is reasonable in the circumstances of the matter.

Pursuant to the Israeli Companies Law, amendment in our articles of association concerning indemnification of, and procurement of insurance coverage and exemption for our office holders must be approved by our shareholders.

Exculpatory insurance and indemnification arrangements with an office holder who is not a director must be approved by the audit committee and the board of directors, while the same arrangement with directors must be approved by the shareholders as well and the same arrangement with a controlling shareholder must be approved by special majority of the shareholders who don't have an interest in the arrangement. See "Item 6A. Directors, Senior Management and Employees – Directors and Senior Management – Approval of Related Party Transactions Under Israeli Law."

Our annual general meeting of shareholders held in December 2002 approved our indemnification of our directors and officers pursuant to a standard indemnification agreement that provides for indemnification of directors and officers in an amount up to $4 million, and to execute release agreements according to which we will release each of our directors and officers, in accordance with Section 259 of the Companies Law, from liability for any damage caused to our company as a result of a breach of the duty of care.

We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $5 million including costs and expenses

Audit Committee

Our audit committee, established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company

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and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

Our Audit Committee consist of three board members who satisfy the "independence" requirements of the SEC and Nasdaq for audit committee members. Our audit committee is currently composed of Ms. Tami Gotlieb as the chairperson of the committee and Messrs. Amiram Dagan and Alex Tal, each of whom satisfies these requirements. The audit committee meets at least once each quarter.

The responsibilities of the audit committee also include approving related-party transactions as required by law. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Financial Committee

Our Financial Committee established in accordance with Section 110 of the Israeli Companies Law assists our board of directors in managing and overseeing the financial issues of our company, including, but not limited to, decisions regarding our credit lines with banks, cash flow issues, market risks, issuances of stock options to employees and similar financial issues. The members of the committee are Ms. Tami Gottlieb as chairman, and Messrs. Rafael Aravot, Menachem Zenziper and Gideon Missulawin. Our chief financial officer, Mr. Hanan Eibushitz, participates in all the committee meetings.

Internal Audit

The Israeli Companies Law requires the board of directors of a Public Company to appoint an internal auditor. The internal auditor shall be appointed by the proposal of the audit committee. A person who does not satisfy the Israeli Companies Law's independence requirements may not be appointed as an internal auditor. In addition, the Israeli Companies Law requires that any of the following persons wouldn't serve as the internal auditor: an office holder, a related party of the company, and any relative of the office holder and the related party, or the auditor of the company and any person on behalf of him. Moreover, the internal auditor can't have any other position, not with the company, that might be in conflict of interests with his position as internal auditor of the company. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice.

Mr. Izhak Meishar, who served as our internal auditor since August 2, 1994, terminated his services as internal auditor as of January 4, 2004. Mr. Meishar was replaced on January 5, 2004, by Mr. Joseph Ginossar CPA. Mr. Ginossar has been a managing partner of Fahn Kane Auditing Services Ltd., (member of Grant Thornton) since 1991. Mr. Genossar has a bachelor

degree in economics and accounting and a master's degree in business administration, both from the Hebrew University in Jerusalem. The only position Mr. Ginossar holds in our Company is as internal auditor, and he is not a family member of any of our officers or related parties.

During November 2003, our audit committee have decided to recommend that our board of directors replace Mr. Meishar, who served as internal auditor since 1994. The reasons for the recommendation were the need to implement and enhance internal controls in compliance with U.S. legislation (the Sarbanes-Oxley Act) and the need for a rotation in this position.

Employment Agreements

On January 1997, we entered into three-year employment agreements with Messrs Aravot, Kra-Oz and Schliefer. The agreements provide for a base salary and a package of benefits including an annual bonus. In 2000, we renewed the agreements for additional three-year periods with the approval of our Board of Directors, the audit committee and the General Meeting of the Shareholders. In 2001 the employment agreements were amended to reflect that the salaries of Messrs. Aravot, Kra-Oz and Schliefer were reduced by approximately 15%. The reduction expired at the end of 2002 and was renewed by Messrs. Aravot, Kra-Oz and Schleifer for additional 12 month periods beginning in January 2003 and January 2004.

D. Employees

As of December 31, 2003, we and our subsidiaries, excluding our U.S. subsidiary, Intelitek Inc., employed 122 people. Of these employees, 27 were engaged in production, operations and technical support, 28 in research and development, 9 in training, 23 in sales and marketing, 13 in technical writing and 22 in management and general administration. Of such employees, 28 were employed by our 50% owned subsidiary Yaskawa Eshed Technology Ltd. As of December 31, 2003, Intelitek Inc. employed 38 people.

As of December 31, 2002, we and our subsidiaries, excluding our U.S. subsidiary, Intelitek Inc., employed 125 people. Of these employees, 30 were engaged in production, operations and technical support, 30 in research and development, 6 in training, 26 in sales and marketing, 12 in technical writing and 21 in management and general administration. Of such employees, 25 were employed by our 50% owned subsidiary Yaskawa Eshed Technology Ltd. As of December 31, 2002, Intelitek Inc. employed 45 people.

As of December 31, 2001, we and our subsidiaries, excluding our U.S. subsidiary, Intelitek Inc., employed 115 people. Of these employees, 34 were engaged in production, operations and technical support, 32 in research and development, 6 in training, 21 in sales and marketing, 2 in technical writing and 20 in management and general administration. Of such employees, 21 were employed by our 50% owned subsidiary Yaskawa Eshed Technology Ltd. As of December 31, 2001, Intelitek Inc. employed 38 people.

Our employees in Israel have personal employment contracts. Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists Association) are applicable to some of our Israeli employees by an extension order of the Israeli Ministry of Labor. These provisions mainly concern the length of the workday, minimum daily

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wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, under the collective bargaining agreement the wages of our Israeli employees are partially linked to the Israeli Consumer Price Index, or CPI. We generally provide our Israeli employees with benefits and working conditions in excess of the required minimums.

In 2003, our Educational Sector decided to implement additional cost-cutting measures including personnel cuts and consolidating related activities within the sector.

Israeli employees and employers are required to pay predetermined sums to the National Insurance Institution, which is similar to the United States Social Security Administration. The aggregate payments in 2003 amounted to approximately 16.3% of wages, with the employee contributing 10.4% of his wages and the employer the remainder.

Three of our directors are employed full-time by us.

E. Share Ownership

The following table sets forth certain information as of June 21, 2004 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Rafael Aravot	896,042 (4)	7.9%
Noam Kra-Oz (3)	718,478 (4)	6.4%
Haim Schleifer	719,412 (4)	6.4%
Moshe Turner	13,000 (5)	*
Uri Sela	4,000 (6)	*
Joseph Biran	--	--
Hanan Eibushitz	4,000 (6)	*
Menachem Zenziper	1,241,960 (7)	11.0%
Gideon Missulawin	712,362 (7)	6.3%
Arie Kraus (3)	731,177 (7)	6.5%
Alex Tal	10,000 (7)	*
Amiram Dagan	10,000 (7)	*
Tami Gotlieb	10,000 (7)	*

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such

securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 11,238,952 outstanding ordinary shares (including 494,321 shares held in treasury).

(3) Mr. Kraus and Mr. Kra-Oz are brothers and together hold 3,273 shares.

(4) Includes 18,000 shares that are subject to currently exercisable options.

(5) Includes 6,000 shares that are subject to currently exercisable options.

(6) Includes 4,000 shares that are subject to currently exercisable options.

(7) Includes 10,000 shares that are subject to currently exercisable options.

2003 Stock Option Plan

Options to Purchase Securities from Registrant or Subsidiaries

Our 2003 Stock Option Plan consists of three separate sub-plans, a stock option plan for directors, a stock option plan for employees and a stock option plan for non-Israeli employees.

On March 13, 2003, we issued 1,270,000 options to a trustee on behalf of our directors and our employees and our subsidiaries' employees, pursuant to our 2003 Stock Option Plan. Each option confers the right to purchase one ordinary share upon cash payment of the exercise price.

The options will be exercisable for 10 years and will be subject to the lock-up provisions under Section 102 of the Israeli Income Tax Ordinance (the capital-tax lane). The calculation of the number of options that may be exercised at each date will be made on a cumulative basis, provided that the number of options exercised shall not exceed the number that the holder is entitled to exercise at such date. The options will expire on December 31, 2012.

The right of an option holder to exercise options is contingent on his or her continuing to be our director or our employee or an employee of a subsidiary at the exercise date. If the option holder ceases to be an employee or a director at any exercise date, the grantee may not exercise the options which are exercisable at such time and the right granted to the option holder with regard to such exercisable options and any options which will become exercisable in the future, will expire.

Notwithstanding the foregoing, should an option holder cease to be an employee as a result of death, dismissal or resignation because of poor health, the holder or the holder's legal heirs, as the case may be, may, for a period of six months following the termination of employment, exercise any unexercised vested outstanding options on the date the holder ceased

to be an employee, provided, however, that such exercise may not occur after the expiration date of the options.

In the event that the right of the option holder to exercise options issued on the grantee's behalf expire, these options will revert to the trustee. We may notify the trustee to transfer such options or portion thereof, to an employee of ours or a subsidiary under our control at that time.

1996 Stock Option Plan

Options to Purchase Securities from Registrant or Subsidiaries

On February 9, 1998, we issued 405,000 options to a trustee on behalf of 35 employees of ours and our subsidiaries pursuant to our 1996 stock option plan. Each option confers the right to purchase one ordinary share upon cash payment of the exercise price.

Commencing on the date of grant, each grantee may exercise 40% of the options and every year commencing 1999 until 2001, up to an additional 20% of the options issued to the trustee on behalf of the grantee.

The calculation of the number of options that may be exercised at each date will be made on a cumulative basis, provided that the number of options exercised shall not exceed the number that the holder is entitled to exercise at such date. The options will expire on December 31, 2006.

The right of an option holder to exercise options is contingent on his or her continuing to be our employee or an employee of a subsidiary at the exercise date. If the option holder ceases to be an employee at any exercise date, the grantee may not exercise the options which are exercisable at such time and the right granted to the option holder with regard to such exercisable options and any options which will become exercisable in the future, will expire.

Notwithstanding the foregoing, should an option holder cease to be an employee as a result of death, dismissal or resignation because of poor health, the holder or the holder's legal heirs, as the case may be, may, for a period of six months following the termination of employment, exercise any unexercised vested outstanding options on the date the holder ceased to be an employee, provided, however, that such exercise may not occur after the expiration date of the options.

In the event that the right of the option holder to exercise options issued on the grantee's behalf expire, these options will revert to the trustee. We may notify the trustee to transfer such options or portion thereof, to an employee of ours or a subsidiary under our control at that time and provided that the said employee is not an interested party and will not become an interested party following this issuance, as the term "interested party" is defined in the Israeli Securities Regulations (Issue of Securities in a Registered Company which are not Issued to the Public) 1992 and in paragraph 5 of the Tel Aviv Stock Exchange regulations relating to the registration of securities for trade.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information, as of June 21, 2004, the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares:

Name (1)	Number of Ordinary Shares Beneficially Owned (2)	Percentage of Outstanding Ordinary Shares (3)
Menachem Zenziper	1,241,960	11.0%
David Israel Rosen	912,700(5)	8.0%
Rafael Aravot	896,042	7.9%
Arie Kraus (4)	731,177	6.5%
Haim Schleifer	719,412	6.4%
Noam Kra-Oz (4)	718,478	6.4%
Gideon Missulawin	712,362	6.3%

(1) The addresses of Messrs. Zenziper, Missulawin, Kra-Oz, Schleifer, Aravot and Kraus are c/o RoboGroup T.E.K. Ltd. 13 Hamelacha Street, Afek Industrial Park, Rosh Ha'Ayin 48091, Israel.

(2) Calculated pursuant to Rule 13d-3 promulgated under the Exchange Act. Accordingly, with respect to certain beneficial owners, the number of shares gives effect to the deemed exercise of such owner's options (which are currently exercisable or will first become exercisable within 60 days of the date of this table). Except as otherwise disclosed in the footnotes below, the shares listed in this column for a person named in this table are directly held by such person, with sole voting and dispositive powers.

(3) The percentages shown are based on 11,238,952 outstanding ordinary shares (including 494,321 shares held in treasury).

(4) Mr. Kraus and Mr. Kra-Oz are brothers and hold together 3,273 shares.

(5) Includes 12,500 shares subject to currently exercisable options.

At June 22, 2004, there were 72 holders of record of our ordinary shares. Based on a review of the information provided to us by our transfer agent, 57 record holders holding approximately 70.5% of our ordinary shares had registered addresses in the United States. On November 20, 2003 we had approximately 1,883 beneficial holders of our ordinary shares. We do not believe this number has materially changed.

B. Related Party Transactions

The Israeli Companies Law requires that the terms of compensation to directors be approved by the audit committee, the board of directors, and thereafter, the general meeting of shareholders. On February 7, 2002, our audit committee approved, subject to shareholder approval, the payment of a bonus in the amount of $50,000 to Mr. Noam Kra-Oz our director and officer. On October 10, 2002 our audit committee approved, subject to shareholder approval, the payment of a bonus in the amount of $30,000 to Mr. Haim Schleifer our director and officer. Our board of directors approved these decisions on November 11, 2002. These bonuses were granted to Messrs. Schleifer and Kra-Oz for their contributions to the success of the e-learning project, which they manage. On December 17, 2002, the payment of bonuses to Messrs. Schleifer and Kra-Oz. was approved at the Annual General Meeting.

The Israeli Companies Law requires that indemnification and release of directors and officers, as that term is defined in Section 268 of the Companies Law, be approved by the audit committee, the board of directors, and thereafter, the general meeting of shareholders. On November 11, 2002, our board of directors resolved, following the approval of our audit committee, to approve the execution of indemnification and release agreements to our directors and officers. All the members of the our board of directors, Rafael Aravot, Noam Kra-Oz, Haim Schliefer, Gideon Missulawin, Menachem Zenziper, Arie Kraus, Alex Tal, Tammy Gotlieb and Amiram Dagan had a personal interest in the transaction, as each of them is a recipient of the indemnification and the release. Some of our directors, Rafael Aravot, Noam Kra-Oz, Haim Schliefer, Gideon Missulawin, Menachem Zenziper and Arie Kraus are also Substantial Shareholders in our company as that term is defined in Section 1 of the Companies Law. On December 17, 2002 the annual general meeting approved indemnification and release of our officers and directors by the majority required under the Companies Law.

The Israeli Companies Law requires that private offer of securities to substantial shareholders of a company whose ownership interest in the company will increase following the special private offer, be approved by the audit committee, the board of directors, and thereafter, the general meeting of shareholders. On November 11, 2002, our board of directors, following the approval of our audit committee, approved a stock option plan for our directors, employees and the employees of our subsidiaries. Under the stock option plan all of our directors, as a group, are to be allotted 570,000 options. On December 17, 2002 the Annual General Meeting approved the option plan and the allotment to the directors.

We pay the tax liability incurred under the risk insurance policies purchased by us on behalf of our four employee-directors. In 2003 we paid approximately NIS 84,000 ($19,000) for such policies.

C. Interests of Experts and Counsel

Not applicable.

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ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 19 hereof and incorporated herein by this reference.

Export Sales

See Note 21.b of our Financial Statements.

Legal Proceedings

In 2002, a claim was filled against us at the Labor Court in Tel Aviv by a subcontractor of a former related company for payment of approximately NIS 320,000, that is allegedly owed to the plaintiff.

In Decmber 2003, we and our subsidiary, Robotec Technologies Ltd., or RTL, filed a suit in the District Court of Tel-Aviv against Fourier Systems Ltd., or Fourier. The suit seeks injunctions, mandamus and damages of NIS 2.6 million. We alleged the theft of our commercial secrets, other commercial torts and the violation of a distribution agreement between RTL and Fourier. On February 2004, Fuorier has filed a counter claim for approximately NIS 3 million against us and RTL.

On March 11, 2004, the Court determined that certain information, including commercial secrets, were found in Fourier's offices and computers, and that Fourier had breached the Israeli Commercial Torts Law, 1999. The Court also determined that Fourier was acting in bad faith by trying to annul its exclusive distribution agreement in Israel with RTL. The Court ordered Fourier to avoid using the information that came from us and to fulfill its obligation under its agreement to supply products to RTL according to the original price list agreed upon by the two companies.

Dividend Distribution

We have never paid cash dividends to our shareholders. We intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Any future dividend policy will be determined by the board of directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the board of directors may deem relevant.

According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years. In the event cash dividends are declared, such dividends will be paid in NIS.

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B. Significant Changes

In the second quarter of 2004 our educational sector has started implementing a cost-cutting plan to improve its profitability. The plan includes, among other things, a reduction in the number of personnel and consolidation of similar activities. By the implementation of this plan we expect to reduce our expenses for the next 12 months by approximately $1 million. We expect that this plan will improve both our financial results in the second half of 2004, and our negative cash flow.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Yearly Stock Information

The following table sets forth for the five most recent full financial years the annual high and low market prices in U.S. dollars of the ordinary shares in both markets. The U.S. dollar price of shares on the TASE is determined by dividing the price of an ordinary share in New Israeli Shekels, or NIS, by the representative exchange rate of the NIS against the U.S. dollar on the same date.

	Nasdaq SmallCap Market		Tel Aviv Stock Exchange	
	High	Low	High	Low
2003	$2.100	$0.650	$1.847	$0.769
2002	1.530	0.470	1.548	0.730
2001	2.938	0.900	2.635	0.878
2000	22.750	1.313	18.280	1.410
1999	1.688	0.313	0.841	0.393

Quarterly Stock Information

The following table sets forth for the two-year period ended December 31, 2002, the range of high ask and low bid prices in U.S. dollars of the ordinary shares in both markets for each full financial quarter.

	Nasdaq SmallCap Market		Tel Aviv Stock Exchange	
	High	Low	High	Low
2003				
First Quarter	$1.100	$0.650	$0.928	$0.769
Second Quarter...............	2.100	0.800	1.847	0.835
Third Quarter..................	1.490	0.900	1.317	0.967
Fourth Quarter................	1.320	0.810	1.242	0.879
2002				
First Quarter	$1.530	$1.100	$1.548	$1.098
Second Quarter...............	1.340	0.750	1.281	0.811
Third Quarter..................	1.099	0.510	0.930	0.730
Fourth Quarter................	1.240	0.470	1.157	0.743

Monthly Stock Information

The following table sets forth for the most recent five months the range of high ask and low bid prices in U.S. dollars of the ordinary shares in both markets for each month.

	Nasdaq SmallCap Market		Tel Aviv Stock Exchange	
2004	High	Low	High	Low
January..................	$1.310	$0.880	$1.209	$0.899
February................	1.660	1.190	1.581	0.981
March....................	1.580	1.070	1.429	1.121
April......................	1.290	1.010	1.201	1.102
May	1.060	0.900	1.209	0.899

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares trade on the Nasdaq SmallCap Market and on the Tel Aviv Stock Exchange under the symbol ROBO.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

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F. Expense of the Issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Articles of Association

Purposes and Objects of the Company

We are a public company registered under the Israel Companies Law as RoboGroup T.E.K. Ltd., registration number 52-003498-4. We changed our name from Eshed Robetec (1982) Ltd. to RoboGroup T.E.K. Ltd. on May 15, 2001. Our objects and purposes, as provided by Article 2 of our articles of association, are to carry on any lawful activity.

The Powers of the Directors

Under the provisions of the Israel Companies Law, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which the director is interested, except in a meeting to approve a transaction with him or her or with another entity that the director has an interest, that do not fall under the definition of extraordinary transaction according to the Law. In addition, our directors cannot vote for compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See "Item 6B. Directors, Senior Management and Employees – Compensation." If the majority of the board members or of the audit committee members has a personal interest in the proposal arrangement, the directors may participate in the meeting, and in addition to any procedure of approval the proposal would approve by shareholders.

The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

Under our articles of association, retirement of directors from office is not subject to any age limitation and our directors are not required to own our shares in order to qualify to serve as directors.

Rights Attached to Shares

Our authorized share capital is 12,500,000 NIS, divided into 25,000,000 ordinary shares of NIS 0.5 par value each, of which 11,238,952 shares were issued, as of June 15, 2004. Of the shares that were issued, 10,744,631 shares were fully paid, and 494,321 shares are still held by us.

Ordinary Shares. The rights attached to the shares are as follows:

Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The shares grant their owners equal rights to participate in the distribution of dividends, whether in cash or in kind, in the distribution of assets or in any other distribution, according to the ratio of the amounts of capital that were paid or that were credited as paid to the par value of the shares held by them. In accordance with the provisions of the Israeli Companies Law the declaration of a dividend requires approval by the board of directors. See "Item 8A. Financial Information – Consolidated and Other Financial Information – Dividend Distribution."

Voting rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Each of the shares will entitled its holder to present at a meeting and participate in a vote by himself or by proxy or by means of written ballot and to one vote – both at votes by show of hands and at vote by polling.

The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or represented by proxy or by written ballot who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital, within a half hour from the time set for opening the meeting. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy or by mean of written ballot.

A resolution at a general meeting (unless determined otherwise by the Law) will be considered as if it were lawfully passed, if it will receive an ordinary majority of the votes of the shareholders present and participating in the vote by themselves, by means of proxy or by means of written ballot, and who are authorized to vote. In the total number of votes abstentions will not be taken into account.

Rights to share in the company's profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See "Item 10B. Rights Attached to Shares – Dividend Rights."

Rights to share in surplus in the event of liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our shares, of any type, will have equal rights with respect to everything relating to the return of capital and participation in the distribution of our remaining assets in the event of liquidation, according to the ratio of the amounts of capital that were paid or that were credited as paid to their par value.

Redeemable securities. Pursuant to our articles we are authorized to issue redeemable securities and to redeem them, on conditions and at such times as will be determined by the board of directors with respect to every such issuance.

Liability to capital calls by the company. Under our Articles of Association and the Companies Law, the liability of our shareholders is limited to the par value of the shares held by them.

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Limitations on any existing or prospective major shareholder. See Item 6A. "Directors and Senior Management – Approval of Related Party Transactions Under Israeli Law."

Right to information. Pursuant to the Companies Law the shareholders have the right to inspect protocol of the general meeting, shareholders registration, documents in the company's possession relate to an act or transaction with related party that required the general meeting approval, by-laws, financial report and any document which the company must submit under the law and which is available to public inspection.

Inspection of company documents. A shareholder may demand from us, stating the purpose of the demand, to inspect any document in the company's possession relates to an act or transaction with related party that required the general meeting approval.

Rights against deprivation of shareholder's rights. If any of our affairs were managed in deprivation of shareholders' rights or if there is substantive suspicion that they will be so managed, then the court may – on application of a shareholder – decree an order to remove the deprivation of rights or to prevent it.

Changing Rights Attached to Shares

According to our articles of association, in order to change the rights attached to any class of shares, such change must be adopted by a general meeting with an ordinary majority of shareholders present and participating in the vote at the general meeting, by themselves, by proxy or by means of a written ballot, and who are authorized to vote. In the total number of votes abstentions will not be taken into account.

Annual and Extraordinary Meetings

The board of directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Notice of at least twenty-one days prior to the date of the meeting is required and the meeting will be held not later than seventy-five days from the date the notice of the meeting was published. An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding in the aggregate at least 5% of our issued capital and at least 1% of our voting rights or one or more shareholders holding in the aggregate at least 5% of our voting rights. The board of directors will convene the meeting within twenty one days from the demand of the directors or of the shareholders. An extraordinary meeting must be held not more than seventy-five days from the publication date of the announcement of the meeting and at-least twenty-one days before the publication date. See "Item 10B. Rights Attached to Shares-Voting Rights." The notice for shareholders will include the agenda, the proposed resolutions and the procedure to vote by means of written ballot.

Limitations on the Rights to Own Securities in Our Company

Neither our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

The Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such boards' confirmations that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Companies Law and regulations promulgated thereunder. See also "Item 3D – Risk Factors – Risk Factors related to our ordinary shares – Anti-takeover provisions could negatively impact our shareholders", and "Item 6A. Directors, Senior Management And Employees – Directors And Senior Management – Approval of Related Party Transactions Under Israeli Law."

Disclosure of Shareholders Ownership

The Israeli Securities Law and the Regulations promulgated thereunder require that a company whose shares are traded on a stock exchange in Israel, as in our case, report the share ownership of its Interested Parties as well as any change in the shares ownership of Interested Parties. An Interested Party is defined in the Israeli Securities Law as any one of the following: (i) a person holding 5% or more of the company's issued capital stock or voting power, or who is entitled to appoint one or more of the company's directors or its general manager; or (ii) any person who is entitled to nominate one or more of the company's directors or its general manager, or (iii) any person acting as a director or general manager of the company; or (iv) any company, in which any of the above persons either holds 25% or more of its capital stock or voting power or is entitled to appoint 25% or more of its directors; or (iv) a subsidiary of the company.

Changes in Our Capital

Changes in our registered capital are subject to the approval of the shareholders at a general meeting by an ordinary majority of the votes of shareholders participating and voting in the general meeting.

C. Material Contracts

On June 22, 2004, we entered into a share purchase agreement with Cornell Capital Partners LP, or Cornell, pursuant to which, Cornell agreed to purchase from us and we agreed to issue and/or sell to Cornell, shares of the Company in the aggregate amount of up to $5,500,000, over a period of 24 months. Performance of the terms of the agreement is subject to the approval of our shareholders at our next Annual General Meeting and to the effectiveness of a registration statement to be filed with the SEC.

The sale of shares to Cornell will be at our discretion and in accordance with our finance requirements on the relevant sale dates, provided however, that each sale will be no more than $250,000 and that there will be no more than one sale per week. The sale of the shares to Cornell will be at the market price of our share on the date of sale and in accordance with the terms of the agreement. We have not undertaken to make any sales for any minimum amount.

In consideration for Cornell's undertakings, we will pay Cornell an amount equal to 5% of the purchase price in addition to:

(a) approximately $100,000 payable immediately upon shareholder approval and the declaration of effectiveness of our registration statement; and

(b) approximately an additional $110,000 payable in the event that we will sell to Cornell shares having an aggregate value exceeding $2,000,000;

D. Exchange Controls

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new "general permit" was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repatriable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

E. Taxation

General Corporate Tax Structure

Israeli companies are usually subject to "Company Tax" at the rate of 36% of taxable income.

Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, ("the Inflationary Adjustments Law"), represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation.

Under the Inflationary Adjustments Law there is a special tax adjustment for the preservation of equity whereby some corporate assets are classified broadly into fixed assets and non-fixed assets. Where a company's equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company's equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

Subject to specific limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

In November 2001, an amendment to the Income Tax (Inflationary Adjustments) Law (Amendment No. 14), 2001 was passed by the Israeli Parliament, pursuant to which until February 28 of each year following a reported tax year, the Minister of Finance, with the approval of the finance committee of the Israeli Parliament, is entitled to determine by an order that the provisions of the aforesaid law, in whole or in part, will not apply with respect to a certain tax year if the Israeli CPI in that year did not increase by more than 3%. In February 2004, the Minister of Finance and the finance committee decided that the Inflationary Adjustments Law will be implemented with respect to 2003.

Capital Gains Tax

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale or, at the election of non-residents, the increase in the exchange rate of the NIS against the U.S. dollar. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1994, is exempt from any capital gains tax in Israel. The inflationary surplus accumulated prior to December 31, 1994 is subject to 10% tax.

The basic real capital gains tax rate applicable to corporations effective until December 31, 2002 was 36%, and the maximum tax rate for individuals was 50%. Effective January 1, 2003, the real capital gains tax rate imposed upon sale of capital assets acquired after that date was reduced to 25%; capital gains realized from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after that date in which the asset was held.

In addition, if the ordinary shares are traded on a recognized stock exchange (including the Tel Aviv Stock Exchange and NASDAQ), gains on the sale of ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

Pursuant to the Convention Between the government of the United States of America and the government of Israel with respect to Taxes on Income, as amended, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.- Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to particular conditions. A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. In addition, a Treaty U.S. Resident, who is present

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in Israel for at least 183 days in a given year, will be subject to Israeli capital gains tax. At the present these orders are not applicable, since capital gains arising from sales of traded securities by individuals are exempt from Israeli capital gains tax. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Residents

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%.

Tax Benefits and Government Support for Research and Development

Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli Government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, an Industrial Company is a company resident in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency (exclusive of income from some government loans, capital gains, interest and dividends), is derived from an Industrial Enterprise owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity.

We currently qualify as Industrial Company pursuant to the Industry Encouragement Law. As such, we are entitled to the following preferred corporate tax benefits:

- amortization of purchases of acquired technology and patents over an eight-year period for tax purposes;
- amortization of specified expenses incurred in connection with a public issuance of securities over a three-year period for tax purposes;
- right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies; and
- accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

We cannot assure you that we will continue to qualify as an Industrial Company or that the benefits described above will be available to us in the future.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, *e.g.*, the equipment to be purchased and utilized pursuant to the program. An approved enterprise is entitled to benefits including Israeli Government cash grants and tax benefits in specified development areas. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

Taxable income of a company derived from an approved enterprise is subject to Company Tax at the maximum rate of 25% (rather than 36%) for the benefit period. This period is ordinarily seven years (or ten years if the company qualifies as a foreign investors' company as described below) commencing with the year in which the approved enterprise first generates taxable income, and is limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier. The Investment Law also provides that a company that has an approved enterprise within Israel will be eligible for a reduced tax rate for the remainder of the benefit period and is entitled to claim accelerated depreciation on buildings, machinery and equipment used by the approved enterprise.

A company owning an approved enterprise may elect to forego entitlement to the grants otherwise available under the Investment Law and in lieu thereof participate in an alternative package of benefits. Under the alternative package of benefits, a company's undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder, if any, of the otherwise applicable benefits period.

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors' company. A foreign investors' company is essentially a company more than 25% of whose share capital and combined share and loan capital is owned by non-Israeli residents. A company which qualifies as a foreign investors' company and has an approved enterprise program is eligible for tax benefits for a ten year benefit period. Income derived from the approved enterprise program will be exempt from tax for a period of two years and will be subject to a reduced tax rate for an additional eight years, provided that the company qualifies as a foreign investors' company as follows:

For a company with foreign investment of....	The Company Tax rate is

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over 25% but less than 49%..........................	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more..	10%

In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises (15%), if the dividend is distributed during the tax benefit period or within twelve years thereafter. The company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

Subject to applicable provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted average of the various applicable tax rates. We currently intend to reinvest any income derived from our approved enterprise programs and not to distribute such income as a dividend.

The Investment Center bases its decision as to whether or not to approve an application on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Accordingly, we cannot assure you that any of our applications, if made, will be approved in the future.

We and one of our subsidiaries, YET, have been granted the status of an "Approved Enterprise" under the Investment Law.

The permit to approve new enterprises with accordance to the Investment Law has been extended until December 31, 2004 and there is no assurance that it will be extended further. Failure to extend the law will result in a significant increase in our effective corporate tax rate.

Recent Tax Reform

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No.132), 5762-2002, known as the Tax Reform, came into effect, following its enactment by the Israeli Parliament on July 24, 2002. On December 17, 2002, the Israeli Parliament approved a number of amendments to the tax reform, which came into effect on January 1, 2003.

The tax reform, aimed at broadening the categories of taxable income and reducing the tax imposed on employment income, introduced the following, among other things:

- Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

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- Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

- Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly of indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

- Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "Capital Gains Tax on Sales of Our Ordinary Shares" above; and

- Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. Federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

- broker-dealers,

- financial institutions,

- certain insurance companies,

- investors liable for alternative minimum tax,

- tax-exempt organizations,

- non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

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- persons who hold the ordinary shares through partnerships or other pass-through entities,

- investors that actually or constructively own 10 percent or more of our voting shares, and

- investors holding ordinary shares as part of a straddle or a hedging or conversion transaction.

This summary does not address the effect of any U.S. Federal taxation other than U.S. Federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

You are urged to consult your tax advisors regarding the foreign and United States Federal, state and local tax considerations of an investment in ordinary shares.

For purposes of this summary, a U.S. Holder is:

- an individual who is a citizen or, for U.S. Federal income tax purposes, a resident of the United States;

- a partnership, corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

- an estate whose income is subject to U.S. Federal income tax regardless of its source; or

- a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. Federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. Federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income (see "New Tax Law Applicable to Dividends and Long-Term Capital Gain," below). Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis, will be treated as gain from the sale of ordinary shares. See "Dispositions of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives

payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income (see "-New Tax Law Applicable to Dividends and Long-Term Capital Gain," below). Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Disposition of Ordinary Shares

If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A U.S. Holder who receives payment in NIS and converts NIS into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

72

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service (the "IRS"). In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

New Tax Law Applicable to Dividends and Long-Term Capital Gain

Under recently enacted tax legislation, dividends received by individual U.S. Holders from certain foreign corporations, and long-term capital gain realized by individual U.S. Holders, generally are subject to a reduced maximum tax rate of 15 percent through December 31, 2008. Dividends received with respect to ordinary shares should qualify for the 15% percent rate. The reduced rate on capital gains applies to sales and exchanges on or after May 6, 2003 and the reduced rates on dividend income to dividends received after December 31, 2002. The rate reduction does not apply to dividends received in respect of certain short-term or hedged positions in the common stock or in certain other situations. The legislation contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the rate reduction. U.S. Holders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Passive Foreign Investment Companies

For U.S. Federal income tax purposes, we will be considered a passive foreign investment company ("PFIC") for any taxable year in which either (1) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. Federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

If we are treated as a PFIC for any taxable year, then, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund" (a "QEF election") or to "mark-to-market" your ordinary shares, as described below,

- you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

- the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

- gain recognized upon the disposition of ordinary shares would be taxable as ordinary income and

- you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

If you make either a timely QEF election or a timely mark-to-market election in respect of your ordinary shares, you would not be subject to the rules described above. If you make a timely QEF election, you would be required to include in your income for each taxable year your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to you. You would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements.

Alternatively, if you elect to "mark-to-market" your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

Backup Withholding and Information Reporting

Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to a U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals, under current law, is 28%. Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. tax liability, and a U.S. Holder

may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Any U.S. holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional United States information reporting requirements.

U.S. Gift and Estate Tax

An individual U.S. holder of ordinary shares will be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

F. Dividend and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents On Display

We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the Securities and Exchange Commission.

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm and we intend to file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website http://www.robo-group.com. You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 0-19435.

The documents concerning us which are referred to in this annual report may also be inspected at our offices located at 13 Hamelacha Street, Afek Industrial Park, Rosh Ha'Ayin, 48091 Israel.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Currency Risks

The majority of our products are exported, and as a result, the bulk of our income is in foreign currency. As a result of the nature of our operations, we are subjected to risks from changes in the exchange rates of foreign currencies (mainly U.S. dollars, Euros and Japanese YEN). We take and consider the following measures in order to limit our exposure:

- daily monitoring of changes in the exchange rates of the various currencies as well as factors which are bound to influence such currencies.
- an evaluation of our quarterly position with respect to the general exposure of changes in the various currencies.
- establishing foreign currency linked loans for the financing of our building.

Notwithstanding these precautions, we cannot provide for full protection against the risk of foreign currencies and we are exposed to exchange rate changes between the foreign currencies themselves and between the foreign currencies and the Israeli Shekel.

As of December 31, 2003, we and our consolidated subsidiaries had no outstanding hedging transactions.

Interest and Index Risks

Although the majority of our income is in foreign currency, we do not enter into specific hedging contracts against the exposure due to changes of interest and index rates. However, we are accustomed to investing a portion of our monetary balances in accordance with our periodic evaluations with respect to expectations in the areas of interest and index.

Securities

In 2003 we liquidated its investment portfolio. In the event we will decide to increase our investment in securities in the future, we will be exposed to fluctuations in the prices of securities in our investment portfolio.

The Responsible Officer

Our chief financial officer is responsible for managing our market risks.

Supervision and Application of Policy

Our management and the finance committee of the board of directors constantly monitor the extent of our exposure to market risks and decide accordingly if it is necessary to modify its risk management policy and, if necessary, adopt protective measures.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

During the year 2003, we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our company's disclosure controls and procedures pursuant to Rule 13a-14 of the Securities Exchange Act of 1934. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our company's disclosure controls and procedures are effective in timely alerting them to material information relating to our company required to be included in our company's periodic SEC filings.

There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date we carried out the evaluation.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, , as explained above, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

ITEM 16. Reserved

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Tami Gottlieb meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to our chief executive officer and senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. The code of ethics is publicly available on our website at http://www.robo-group.com. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees paid to our independent public accountants and the percentage of each of the fees out of the total amount paid to the accountants.

	Year Ended December 31,			
	2002		2003	
Services Rendered	Fees	Percentages	Fees	Percentages
Audit (1)	$80,000	69%	$82,000	80%
Audit-related (2)	13,000	11%	13,000	13%
Tax (3)	10,000	9%	7,000	7%
Other (4)	13,000	11%	-	-
Total	$116,000	100%	$102,000	100%

---

(1) Audit fees were for professional services rendered for the audits of our annual consolidated financial statements, audit of our subsidiaries, review of consolidated quarterly financial statements, statutory audits, consents and assistance with review of documents filed with the SEC.

(2) Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation and audits in connection with mergers, acquisitions and divestitures; employee benefit plans audits; and consultation concerning financial accounting and reporting standards.

(3) Tax fees were for services related to tax compliance, tax planning, tax advice, assistance with tax audits and appeals, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

78

(4) Other fees as of the year ended December 31, 2002 were for services rendered for financial information systems implementation and design.

Pre-Approval Policies and Procedures

Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Chaikin, Cohen, Rubin and Gilboa. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed service exceeding general pre-approved levels also requires specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, have purchased any of our securities during 2003.

PART III

ITEM 17. FINANCIAL STATEMENTS

Consolidated Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit	Description
3.1***	Articles of Association of the Registrant
4.1***	Specimen of Ordinary Share Certificate
10.1***	Asset Purchase Agreement, dated October 29, 2000, between Davenport Industries, LLC and the Registrant
10.2**	1996 Employee Stock Option Plan
10.3****	2003 Stock Option Plan for Israeli Employees
10.4****	2003 Stock Option Plan for Directors
10.5****-	2003 Stock Option Plan for Non Israeli Employees
21	List of Subsidiaries of the Registrant
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
31.2	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* Filed as an exhibit to our registration statement on Form F-1, registration number 06-2-90176 filed with the Securities and Exchange Commission and incorporated herein by reference.

** Filed as an exhibit to our registration statement on Form S-8, registration number 333-8158 filed with the Securities and Exchange Commission and incorporated herein by reference.

*** Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference

**** Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROBOGROUP T.E.K. LIMITED

BY: /s/ Rafael Aravot
Rafael Aravot, Chairman of the Board and
Chief Executive Officer

BY: /s/ Haim Schleifer
Haim Schleifer, Director

Date: [ ], 2004

83

RoboGroup T.E.K. Ltd.

Financial Statements
December 31, 2003

85.

ROBO Group T.E.K. LTD.

Director's Report

Financial Statements:

87

Chaikin, Cohen, Rubin & Gilboa.

Atidim Technology Park, Bldg. 4,
P.O.B. 58143 Tel-Aviv 61580, Israel
Tel: 972-3-6489858 Fax: 972-3-6489946
E-mail: accounting@ccrcpa.co.il

Certified Public Accountants (Isr.)

To the Shareholders of RoboGroup T.E.K LTD.
INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of **RoboGroup T.E.K LTD.** (hereinafter - the Company) as of December 31, 2003 and 2002, and the consolidated balance sheets as of the same dates and the related statements of operations, statements of changes in shareholders' equity and statements of cash flows - for each of the three years ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audit.

We have not audited the financial statements of the consolidated companies whose joint assets represent approximately 18% and 24% of the total consolidated assets as of December 31, 2003 and 2002 respectively and whose joint revenues represent approximately 43% 28%, and 32% of the total consolidated revenues for the years ended December 31, 2003, 2002 and 2001 respectively. The financial statements of those companies were audited by other independent public accountants whose reports have been furnished to us and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of those other public accountants.

We conducted our audit in accordance with generally accepted auditing standards, including those prescribed by the Auditors (Mode of Performance) Regulations, 1973 and with the standards of the Public Company Oversight Board (United State). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our examination and on the reports of the other public accountants referred to above, the above mentioned financial statements present fairly, in all material respects, the financial position - of the Company and consolidated - as of December 31, 2003 and 2002 and the results of operations, changes in shareholders' equity, and cash flows - of the Company and consolidated - for each of the three years ended December 31, 2003, in conformity with accounting principles generally accepted in Israel and in the United States (as applicable to the financial statements of the Company, such accounting principles are practically identical in the said countries, save for the measurement in terms of a constant purchasing power, which became an accepted accounting practice in Israel during a period of hyperinflation and save for certain matters summarized in note 28). It is also our opinion that the above mentioned financial statements have been prepared in conformity with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

As explained in note 2, the above mentioned financial statements are presented in adjusted values adjusted to changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Sincerely Yours,

Chaikin, Cohen, Rubin & Gilboa
Certified Public Accountants (Isr.)

Tel-Aviv, March 30, 2004

(Adjusted NIS in Thousands, to December 2003)

		Consolidated			Company	
		December, 31	December, 31	December, 31	December, 31	December, 31
		2003	2003	2002	2003	2002
	Note	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
ASSETS						
Current assets						
Cash and cash equivalents		3,398	14,878	24,333	9,460	16,213
Short-term investments	3	-	-	489	-	489
Trade receivables	4	3,019	13,217	19,634	2,764	6,488
Other receivables and debit balances	5	523	2,292	2,512	1,487	1,912
Inventories	6	3,106	13,603	15,579	4,979	4,353
		10,046	43,990	62,547	18,690	29,455
Long-term investments						
Investments in investee and other companies	7	3	15	108	20,009	28,754
Funds in respect of employee rights upon retirement, net		18	81	-	81	-
		21	96	108	20,090	28,754
Fixed assets	9	8,731	38,233	40,067	34,587	35,992
Deferred taxes	25	252	1,097	759	527	350
Other assets	10	97	428	675	215	325
		19,147	83,844	104,156	74,109	94,876

(*) Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

(Adjusted NIS in Thousands, to December 2003)

		Consolidated			Company	
		December, 31 2003	December, 31 2003	December, 31 2002	December, 31 2003	December, 31 2002
	Note	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
LIABILITIES						
Current liabilities						
Credit from banks	11	3,640	15,941	12,701	13,606	12,522
Trade payables	12	1,232	5,394	8,572	2,348	3,823
Other payables and credit balances	13	3,276	14,345	12,040	10,191	8,043
		8,148	35,680	33,313	26,145	24,388
Long-term liabilities						
Loans from banks	14	4,000	17,516	20,867	17,516	20,867
Liability for termination of employee/employer relationship, net	15	45	200	988	-	633
		4,045	17,716	21,855	17,516	21,500
Commitments, contingent liabilities and pledges	16					
Shareholders' equity						
Share capital Authorized capital as at December 31, 2003 and 2002 was 25,000,000 shares of NIS 0.5 par value of which 10,744,031 and 10,730,831 shares were issued and outstanding on December 31, 2003 and 2002 respectively	17	2,603	11,399	11,392	11,399	11,392
Premium on shares		9,640	42,214	42,195	42,214	42,195
Capital reserves		413	1,807	2,380	1,807	2,380
Accumulated deficit		(5,473)	(23,969)	(5,976)	(23,969)	(5,976)
Treasury stock		(229)	(1,003)	(1,003)	(1,003)	(1,003)
		6,954	30,448	48,988	30,448	48,988
		19,147	83,844	104,156	74,109	94,876

Date of approval of the financial statements: March 30, 2004

Rafael Aravot	**Haim Schleifer**
Chairman of the Board and CEO	**Director and Joint General Manager**

(*) Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

Statement of Operations

(Adjusted NIS in Thousands, to December 2003)

		Consolidated				Company		
		Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
		2003	2003	2002	2001	2003	2002	2001
	Note	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Revenues	22	12,815	56,116	86,159	85,941	23,169	38,811	23,937
Cost of revenues	23	7,444	32,598	41,412	51,293	14,558	19,008	12,915
Gross profit		5,371	23,518	44,747	34,648	8,611	19,803	11,022
Operating expenses								
Research and development expenses, net	24	2,889	12,651	12,755	12,338	4,765	3,004	3,739
Marketing and selling expenses	24	2,883	12,622	14,240	15,831	5,286	3,531	3,376
Administrative and general expenses	24	3,327	14,569	13,630	12,601	6,659	7,423	7,436
		9,099	39,842	40,625	40,770	16,710	13,958	14,551
Operating income (loss)		(3,728)	(16,324)	4,122	(6,122)	(8,099)	5,845	(3,529)
Financial income (expenses), net	24	(864)	(3,783)	(1,402)	1,925	(3,643)	(2,105)	3,021
Other income (expenses), net	24	464	2,032	1,640	2,703	2,799	2,130	2,737
Income (loss) before taxes on income		(4,128)	(18,075)	4,360	(1,494)	(8,943)	5,870	2,229
Income tax expenses (income)	25	(19)	(82)	1,051	888	(42)	-	523
Income (loss) before Company's share in results of Investee companies		(4,109)	(17,993)	3,309	(2,382)	(8,901)	5,870	1,706
Company's share in losses of Investee companies		-	-	-	-	(9,092)	(2,561)	(4,088)
Net income (loss)		(4,109)	(17,993)	3,309	(2,382)	(17,993)	3,309	(2,382)
Earnings (loss) per share ("EPS")		(0.38)	(1.67)	0.31	(0.22)			
Weighted average number of shares used in computation of EPS (in thousands)		10,744	10,744	10,731	10,728			

(*) Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

(Adjusted NIS in Thousands, to December 2003)

	Number of shares	Share capital	Premium on shares	Capital reserves	Adjustments on translation of financial statement of an autonomous consolidated company	Shares purchase cost & assigned loans guaranteed by company's shares	Accumulated earnings (deficit)	Total
		NIS	NIS	NIS	NIS	NIS	NIS	NIS
Balance at December 31, 2000	10,697,631	11,373	41,995	2,260	-	(2,187)	(6,903)	46,538
Exercise of options	30,200	19	58	-	-	-	-	77
Repayment of a loan for the acquisition of shares	-	-	138	-	-	1,184	-	1,322
Net loss	-	-	-	-	-	-	(2,382)	(2,382)
Balance at December 31, 2001	10,727,831	11,392	42,191	2,260	-	(1,003)	(9,285)	45,555
Exercise of options	3,000		4	-	-	-	-	4
Adjustments on translation of financial statement of an autonomous consolidated company	-	-	-	-	120	-	-	120
Net income	-	-	-	-	-	-	3,309	3,309
Balance at December 31, 2002	10,730,831	11,392	42,195	2,260	120	(1,003)	(5,976)	48,988
Exercise of options	13,200	7	19	-	-	-	-	26
Adjustments on translation of financial statement of an autonomous consolidated company	-	-	-	-	(573)	-	-	(573)
Net loss	-	-	-	-	-	-	(17,993)	(17,993)
Balance at December 31, 2003	10,744,031	11,399	42,214	2,260	(453)	(1,003)	(23,969)	30,448

The accompanying notes are an integral part of the financial statements.

(Adjusted NIS in Thousands, to December 2003)

	Consolidated				Company		
	Year ended Dec. 31 2003 (*) U.S.$ (K)	Year ended Dec. 31 2003 NIS (K)	Year ended Dec. 31 2002 NIS (K)	Year ended Dec. 31 2001 NIS (K)	Year ended Dec. 31 2003 NIS (K)	Year ended Dec. 31 2002 NIS (K)	Year ended Dec. 31 2001 NIS (K)
Cash flows from operating activities:							
Net income (loss)	(4,109)	(17,993)	3,309	(2,382)	(17,993)	3,309	(2,382)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities (Appendix A):	2,007	8,776	10,074	(2,042)	14,017	6,504	8,150
Net cash provided by (used in) operating activities	(2,102)	(9,217)	13,383	(4,424)	(3,976)	9,813	5,768
Cash flows from investing activities:							
Credit given to consolidated companies	-	-	-	-	(1,013)	746	(10,373)
Acquisition of an operation (Appendix C)	-	-	(605)	-	-	(605)	-
Investments in other companies	-	-	-	-	-	-	(422)
Acquisition of fixed assets	(247)	(1,075)	(2,171)	(2,747)	(228)	(2,007)	(1,813)
Proceeds from sales of fixed assets	87	384	552	186	112	1,357	-
Sale (acquisition) of short-term investments, net	76	334	1,476	-	334	1,476	-
Deposit of fund in respect of directors rights upon retirement	-	-	-	(2,683)	-	-	(2,683)
Net cash provided by (used in) investing activities	(84)	(357)	(748)	(5,244)	(795)	967	(15,291)
Cash flows from financing activities:							
Increase (decrease) in short term credit from banks, net	897	3,926	(341)	6,554	1,770	(385)	6,695
Long-term loans received	-	-	765	-	-	765	-
Repayment of long –term loans	(863)	(3,778)	-	(2,337)	(3,778)	-	(2,310)
Consideration from share issuance & Company's sale of shares	-	-	-	139	-	-	-
Loan repayment by interested parties to acquire shares in the Company	-	-	-	1,184	-	-	1,184
Exercise of options by employees	6	26	4	76	26	4	77
Net cash provided by (used in) financing activities	40	174	428	5,616	(1,982)	384	5,646
Effect of exchange rate changes on cash and cash equivalents	(13)	(55)	-	-	-	-	-
Increase (decrease) in cash and cash equivalents	(2,159)	(9,455)	13,063	(4,052)	(6,753)	11,164	(3,877)
Cash and cash equivalents at the beginning of the year	5,557	24,333	11,270	15,322	16,213	5,049	8,926
Cash and cash equivalents at the end of the year	3,398	14,878	24,333	11,270	9,460	16,213	5,049

(*) Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

(Adjusted NIS in Thousands, to December 2003)

Appendix A: Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

	Consolidated				Company		
	Year ended Dec. 31 2003 U.S.$ (K)	Year ended Dec. 31 2003 NIS (K)	Year ended Dec. 31 2002 NIS (K)	Year ended Dec. 31 2001 NIS (K)	Year ended Dec. 31 2003 NIS (K)	Year ended Dec. 31 2002 NIS (K)	Year ended Dec. 31 2001 NIS (K)
Income and expenses not involving cash flows:							
Company's share in loss from Investee companies	-	-	-	-	9,092	2,561	4,088
Depreciation and amortization	594	2,597	2,685	2,521	1,662	1,665	1,759
Decrease in liability for termination of employee/employer relationship	(198)	(869)	(467)	(18)	(714)	(538)	(97)
Write-down of loans	(59)	(259)	675	(503)	(259)	691	(314)
Decrease (increase) in value of marketable securities	35	155	166	(82)	155	166	(82)
Decrease (increase) in deferred taxes	102	444	(18)	(67)	350	2	-
Other	17	71	88	-	62	27	-
	491	2,139	3,129	1,851	10,348	4,574	5,354
Changes in assets and liabilities:							
Decrease (increase) in trade receivables	1,402	6,141	5,216	(4,575)	3,724	(3,210)	851
Decrease (increase) in other receivables and debit balances	(172)	(752)	1,661	(48)	(102)	1,445	1,334
Decrease in inventories	318	1,391	681	5,218	(626)	136	1,568
Increase (decrease) in trade payables	(726)	(3,178)	(2,389)	(5,260)	(1,475)	796	(833)
Increase (decrease) in other payables and credit balances	694	3,035	1,776	772	2,148	2,763	(124)
	1,516	6,637	6,945	(3,893)	3,669	1,930	2,796
	2,007	8,776	10,074	(2,042)	14,017	6,504	8,150

Appendix B: Non-monetary events

Conversion of loans from long-term to short-term			-	10,739		-	10,739
Conversion of loans from short-term to long-term			13,121	-		13,121	-

A consolidated company converted a loan of NIS 12,036 thousands to capital on January, 1 2002

(*) Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

Appendix C: Activities Acquisition

	Consolidated	
	For the year ended December 31	
	2003	2002
	NIS (K)	NIS (K)
Working capital, net		(280)
Other assets		(325)
		(605)

The accompanying notes are an integral part of the financial statements.

NOTE 1 - GENERAL

A. RoboGroup T.E.K. Ltd. was incorporated in 1982 under the name of Eshed Robotec (1982) Ltd. The Company changed its name to its current name in May 2001. RoboGroup T.E.K. Ltd. is engaged in the development, manufacture and marketing of robotic and other products intended for training in industrial manufacturing technologies, including remote learning over the internet (e-learning). The Company has a number of Investee companies, the principal objects of which are marketing the Company's products, marketing products in the fields of science, technology and computerization in the education market, production and marketing of computerized numerical control (CNC) machines for training and industry and software for the planning and the production by computer (CAD/CAM), development and marketing of new industrial technologies in the field of industrial motion control, and the development of a technology to shorten significantly the time taken to access and extract data from the memory of a computer (see Appendix to the Financial Statements).

B. Use of Estimates in Preparation of the Financial Statements

The preparation of Financial Statements according to generally accepted accounting principals, requires that the management prepare estimates and assumptions that effect the sums of assets and liabilities that are presented in the financial statements, on the presentation regarding conditional assets and contingent liabilities as of balance sheet dates, and the sums of income and expenses in the reported periods. The actual results may therefore differ from these estimates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies, which have been applied consistently with those of prior years, are as follows:

A. Adjusted Financial Statements

1. General

The financial statements are prepared on the basis of historical cost adjusted for changes in the general purchasing power of the Israeli currency, in accordance with an Opinion of the Institute of Certified Public Accountants in Israel.
Amounts in the financial statements, including comparative amounts, have been adjusted for changes in the Israeli Consumer Price Index (hereinafter – "CPI") according to the CPI published for December 2003.
The term "cost" in these financial statements means cost in adjusted New Israeli Shekels (NIS).
The adjusted values of non-monetary items do not necessarily represent their economic values, but merely show their historical cost adjusted for changes in the purchasing power of the Israeli currency.
A summary of the Company's nominal figures, on which the adjusted financial statements are based, is given in Note 26.
See Note 2T with respect to the discontinuance of the adjustment of financial statements to reflect changes in inflation in Israel beginning January 1, 2004.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.')

A. Adjusted Financial Statements (Cont.')

2. Adjustment policies and supplementary data: (Cont.')

a. Balance Sheets

Non-monetary items are adjusted for changes in the CPI from the month of the transaction to the month of the balance sheet. The following items are treated as non-monetary items: inventories; prepaid expenses; advances paid to suppliers, long-term investments; fixed assets; know-how and shareholders' equity.
Monetary items are presented in the adjusted balance sheet in the same amounts as in the nominal value financial statements.
The equity value of the investment in affiliated companies is determined according to the adjusted financial statements of those companies.

b. Statements of Operations:

Items in the statements of operations are adjusted for changes in the CPI as follows:
Amounts relating to non-monetary items (e.g. depreciation and changes in inventories) and certain provisions (e.g. liability for termination of employee/employer relationship) are adjusted on the same basis as the related balance sheet item.
Other revenue and expense items, except for financing items, are adjusted on the basis of changes in the CPI between the date of the transaction and balance sheet date.
The net financing item is separated from the other revenue and expense items and is expressed as real financing revenues and expenses, including the write-down of monetary items.

B. Convenience translation into US dollars

The adjusted consolidated financial statements as at December 31, 2003 and for year than ended, have been translated into US dollars purely for the convenience of non-Israeli readers. The translation was made according to the representative exchange rate of the US dollar to NIS on December 31, 2003 ($1 = NIS 4.379). the translation dollar amounts should not be construed as amounts receivable or payable in dollars or convertible into dollars.

C. Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and those of its subsidiaries (consolidated companies). These financial statements also include the Company's portion (50%) of the assets, liabilities, income and expenses of companies owned jointly.
Significant inter-company balances and transactions between the Company and its consolidated companies or its proportionately consolidated company (including unrealized internal profits) have been eliminated for the purpose of consolidation.

(Adjusted NIS in Thousands, to December 2003)

97

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.')

D. Exchange Rates and Basis of Linkage

Balances in, or linked to, foreign currency are stated in the financial statements at the representative rates of exchange in effect at balance sheet date, as published by The Bank of Israel. Balances linked to the CPI are included in the balance sheets according to the latest index published prior to balance sheet date. Changes in monetary balances caused by changes in foreign currency exchange rate or from changes in the CPI are changed to the statement of operation as incurred.

Hereunder are details of the CPI and dollar exchange rates:

	Dollar Exchange Rates	CPI
	NIS	Points
At December 31, 2003	4.379	112.9
At December 31, 2002	4.737	115.1
At December 31, 2001	4.416	108.1
Rates of increase (decrease) in the years	**In percentage %**	
2003	(7.55)	(1.9)
2002	7.3	6.48
2001	9.2	1.41

E. Cash and Cash Equivalents

Cash and cash equivalents include cash balances and deposits with banks which have original maturities of three months or less that are not restricted.

F. Marketable Securities

Marketable securities held for short term as marketable securities are stated at market value. Changes in value are included in other income and expenses.

G. Customers - Allowance for doubtful accounts

Provision for doubtful accounts have been calculated on a specific basis, in respect to debts whose collection is in doubt.

H. Inventories

Inventories are stated at the lower of cost or market. Cost is determined as follows:
Raw materials and bought-in – by the moving average method. Work in progress and finished products: The raw materials component - by the moving average method. Labor and production overheads component – on the basis of actual manufacturing costs.

(Adjusted NIS in Thousands, to December 2003)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.')

I. Investments in Investees and Other Companies

The investments in Investee companies are stated in the Company's financial statements on an equity value basis.
The excess of cost of the investment in an Investee company over its net equity value on acquisition, which is not directly attributable, represents goodwill and is amortized over a period of five years.
Investments in other companies, held as long-term investments, are presented at cost.

J. Financial statement of consolidated companies' abroad

Until December 31, 2001, all the consolidated companies operating abroad were an extension of the Company. Accordingly, their assets and liabilities have been translated into NIS at the exchange rates in effect on balance sheet date, except for non-monetary items which were translated at historical rates and adjusted for changes in the CPI. Revenue and expense items were translated at the average monthly exchange rate in effect at the time of the transaction and adjusted for changes in the CPI.
Starting in 2002, because of changes in the nature of activity of a consolidated company abroad due to, among other things, the receipt of a commitment from banks in its jurisdiction to be given credit lines, and the growing trend an increase in the consolidated company's activities that refer to output not originating from the parent company, the consolidated company became, in practice, an autonomous entity, and the U.S. dollar became its functional currency. Therefore, the subsidiary's financial statements as from the year 2002 and thereafter have been translated according to closing rates. Translation differences caused by the difference between adjusting the investment according to the changes in the CPI to adjusting the equity of the subsidiary to the changes in exchange rates to the US dollars have been attributed to a translation of foreign currency differences of an autonomous entity capital fund in the shareholders equity.

K. Fixed Assets

Fixed assets are stated at cost (Demonstration equipment are valued at the cost of finished products of the same type less accumulated depreciation).
Financing costs of credit lines opened for financing the purchase of the building, in the period prior to its use, have been capitalized.
Depreciation is calculated according to the straight-line method at the following rates, which are considered to be adequate to the depreciation of the assets over the course of their estimated useful lives:

	%
Machinery and equipment (mainly 20%)	10-20
Office equipment and furniture (mainly 6%)	6-10
Computers and computerized equipment (mainly 33%)	20-33
Vehicles (mainly 20%)	15-20
Building (mainly 2%)	2-4

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.')

M. Intangible Property

Intangible property includes mainly goodwill, know-how and rights to products. Goodwill represents the excess of cost of the investments in businesses and consolidated companies over their fair value at acquisition, amortized at annual rates over a period of five years. Know-how and rights to products are amortized according to the straight-line method on the basis of their estimated useful lifetime, which is approximately three years.

N. Deferred Taxes

Deferred taxes are computed in respect of temporary differences between the reported amounts of assets and liabilities and their tax basis and calculated according to the enacted tax rates and lows that is expected to be in effect when the differences are expected to be paid or realized. The Company recognizes tax benefits receivable where the expectation of realization according to management estimate, is more likely than not.
The Company and a proportionately consolidated company have accumulated earnings derived from tax exempt income as an "approved enterprise". The distribution of a dividend out of such income would give rise to the imposition of corporation tax at the rate of 20% in respect to that income. If such dividends are distributed, tax expenses will be recorded in the statement of operations. It is the intention of the Company and the proportionately consolidated company to reinvest its tax-exempt income. Accordingly, there is no provision for deferred taxes in respect of tax exempt income.
In the calculation of deferred taxes, no deferred taxes were recorded in respect of investee companies, include in these to financial statements according to the equity method, because it is the Company's intention to hold these investments and because it is the Company's policy not to distribute dividends which would increase the group's tax liability.

L. Product Warranty

The provision is calculated specifically for the obligation relating to each individual product sold, usually for a period of one year from the date of sale.

O. Foreign Currency Hedging Transactions

The Company has in the past engaged in forward foreign currency transactions in order to minimize the risks inherent in changes in exchange rates in respect of commitments to sell products in currencies other than U.S. or Israeli. Profits or losses arising from such changes in exchange rates are recorded in the statement of operations, as incurred and the premium or discount resulting from such transactions is amortized over the term of the contract.
The Company has implemented the directives of FAS 133 and FAS 138, according to which any financial derivatives should be stated in the assets and liabilities of a balance sheet on the basis of fair value.
There has not been any material activity in any financial derivatives since FAS 133 and FAS 138 were implemented.

P. Options to Employees

The Company has adopted U.S. Opinion APB 25 for the accounting treatment for a share option program for employees and director-shareholders.
Accordingly, Note 27 gives proforma data had the Company chosen to adopt U.S. Statement FAS 123 for the accounting treatment of benefits inherent in the above mentioned program.

(Adjusted NIS in Thousands, to December 2003)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.')

Q. Revenue Recognition

Revenues from sale of products and from the sale of software rights are generally recognized upon delivery, provided that payment is fixed or determinable, collectibility is probable and there is no significant obligation remaining.

In a revenue arrangement with multiple deliverables, the delivered item(s) considered a separate unit of accounting if all of the following criteria are met:

1. The delivered item(s) has value to the customer on a standalone basis.
2. There is objective and reliable evidence of the fair value of the undelivered item(s).
3. If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.
   Revenues from the sales of products dependent on installation are recognized on the conclusion of the installation. With respect to transactions that were entered into from June 15, 2003 and henceforth, the company adopted the provisions of publication of the Emergency Issues Task Force on Issue 00-21 (EITF 00-21) that were recently published and they are recognized as arrangement with multiple deliverables as detailed above.

Revenues from development services are recognized upon completion of the development, and in accordance with the terms of the related contracts.
Revenues from software maintenance services are recognized ratably over the contractual period.
Revenues from the grant of production licenses are recognized upon fulfilling the terms of the commitments under the contract.

R. Research and Development Costs

Research and development costs are charged to income as incurred. Related grants are deducted from the related cost on an accrual basis.

S. Earnings Per Share

The basic earnings per share are calculated on the basis of a weighted average of the issued and paid-up shares during the year, with no accounting for possible dilution.

These financial statements does not include the effect of a possible dilution from options given to employees because their effect in anti-dilution or not material.

T. Impact of recently issued Accounting Standards

In October 2001 the Israel Accounting Standards Board issued Israel Accounting Standard 12 which deals with discontinuing the adjustment of financial statements and Israel Accounting Standard 13 concerning the effect of changes in the rates of exchange of foreign currencies. In December 31, 2002 the Israel Accounting Standards Board decided, in Standard 17, to defer the effective dates of Standards 12 and 13 to January 1, 2004.

Pursuant to Standard 12 and 17, the adjustment of financial statements to inflation in Israel will be discontinued as of January 1, 2004. The Company continued to draw up adjusted financial statements until December 31, 2003, pursuant to Opinion 36 of the Institute of Certified Public Accountants in Israel. The adjusted figures in the financial statements as of December 31, 2003 shall be the basis for financial statements in nominal terms as of January 1, 2004.

(Adjusted NIS in Thousands, to December 2003)

NOTE 3 - SHORT-TERM INVESTMENTS

Composition

	Consolidated and Company		
	December, 31 2003 U.S.$ (K)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)
Marketable securities:	-	-	263
Shares	-	-	103
Bonds	-	-	-
Mutual participation funds	-	-	366
Deposits	-	-	123
Total	-	-	489

NOTE 4 - TRADE RECEIVABLES

	Consolidated			Company	
	December, 31 2003 U.S.$ (K) (*)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)
Customers:					
Open accounts	3,336	14,607	20,235	2,875	6,192
Checks for collection	79	346	819	230	478
Total trade receivables	3,415	14,953	21,054	3,105	6,670
Less: Allowance for doubtful accounts	(396)	(1,736)	(1,420)	(341)	(182)
	3,019	13,217	19,634	2,764	6,488

NOTE 5 - OTHER RECEIVABLES AND DEBIT BALANCES

	Consolidated			Company	
	December, 31 2003 U.S.$ (K) (*)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)
Related parties (1)	31	138	309	138	319
Loans to employees	18	78	105	78	53
Advances to suppliers	132	577	434	577	434
Institutions	66	293	361	215	510
Deferred taxes	46	201	301	-	-
Prepaid expenses and others	230	1,005	1,002	479	596
	523	2,292	2,512	1,487	1,912

(1) Unlinked and do not bear interest.

(*) Convenience translation into U.S.$

(Adjusted NIS in Thousands, to December 2003)

NOTE 6 - INVENTORIES

	Consolidated			Company	
	December, 31 2003 U.S.$ (K) (*)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)
Raw materials	1,578	6,911	9,265	1,519	1,980
Work in process	537	2,350	2,397	454	623
Finished products	913	3,997	3,119	3,006	1,750
Bought-in finished products	78	345	798	-	-
	3,106	13,603	15,579	4,979	4,353

NOTE 7 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES

A. Composition

	Consolidated			Company	
	December, 31 2003 U.S.$ (K) (*)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)
Investment in consolidated companies:					
Cost of shares	-	-	-	14,320	14,320
Translation differences of an autonomous consolidated company	-	-	-	(453)	120
Accumulated losses	-	-	-	(31,572)	(22,930)
	-	-	-	(17,705)	(8,490)
Long-term loans and debit balances	-	-	-	28,028	27,015
	-	-	-	10,323	18,525
Investment in proportionally consolidated companies					
Cost of shares	-	-	-	4,070	4,070
Accumulated income	-	-	-	5,601	6,051
	-	-	-	9,671	10,121
Investment in other companies					
Cost of shares	3	15	108	15	108
	3	15	108	20,009	28,754

(*) Convenience translation into U.S.$.

(Adjusted NIS in Thousands, to December 2003)

NOTE 7 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (cont.')

B. Supplementary Information

(1) In December 2003 the Company decided to significantly reduce the activities of its consolidated companies, MemCall Ltd. and MemCall LLC. (Hereafter: "MemCall") which are held by another consolidated company.
Following that decision, MemCall terminated the employment of the majority of its employees and will continue to employ the rest in a limited scope, mainly in order to continue to obtain MemCall's intellectual properties rights, and to continue efforts to find investors and strategic partners, as well as potential customers and other buyers for MemCall's technology.

(2) Hereunder are summary data of the Company's share in the assets and liabilities, income and expenses of a proportionately consolidated company:

a. Assets and Liabilities

	December, 31 2003 U.S.$ (K) (*)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)
Current assets	2,690	11,778	12,268
Non current assets	314	1,376	1,737
Current liabilities	(786)	(3,441)	(3,374)
Long-term liabilities	(9)	(42)	(196)
Shareholders' equity	2,209	9,671	10,435

b. Income and expenses

	December, 31 2003 U.S.$ (K) (*)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)	December, 31 2001 NIS (K)
Income	1,615	7,070	9,488	16,670
Expenses	(1,791)	(7,842)	(6,622)	(13,846)
Net income (loss)	(176)	(772)	2,866	2,824

NOTE 8 - ACQUISITION OF OPERATIONS

In December 2002, the Company signed an agreement with Mentergy Ltd. for the acquisition of assets relating to the TrainNet activity (an e-learning product for distance learning via satellite broadcasts and broadband lines) in consideration for approximately NIS 605 thousand (consisting of approximately US$ 130 thousand in cash and an undertaking to pay royalties on certain sales for three years, as specified in the agreement). Pursuant to the agreement the Company acquired, among other things, proprietary rights to the software, the right to use the name TrainNet and production files and engineering documentation for the product.

Hereunder are data of the assets acquired:

	Consolidated October, 31 2002 NIS (K)
Receivables	140
Inventories	139
Other assets	326
	605

(*) Convenience translation into U.S.$.

(Adjusted NIS in Thousands, to December 2003)

NOTE 9 - FIXED ASSETS

	Machinery and Equipment (1) NIS (K)	Office Equipment and Computers NIS (K)	Vehicles NIS (K)	Building (2) NIS (K)	Leasehold Improvements NIS (K)	Total NIS (K)	Total (*) U.S.$ (K)
Consolidated							
Cost							
Balance at January 1, 2003	7,443	6,956	2,254	38,174	812	55,639	12,706
Additions	693	405	50	(73)	-	1,075	245
Disposals	(584)	(298)	(537)	-	-	(1,419)	(324)
Translation differences of an autonomous consolidated company	(254)	(67)	(14)	-	(32)	(367)	(84)
Balance at December 31, 2003	7,298	6,996	1,753	38,101	780	54,928	12,543
Accumulated Depreciation							
Balance at January 1, 2003	5,010	5,374	1,325	3,795	68	15,572	3,556
Provision for the year	329	672	170	1,113	95	2,379	544
Disposals	(383)	(260)	(412)	-	-	(1,055)	(242)
Translation differences of an autonomous consolidated company	(154)	(42)	(1)	-	(4)	(201)	(46)
Balance at December 31, 2003	4,802	5,744	1,082	4,908	159	16,695	3,812
Depreciated cost at December 31, 2003	2,496	1,252	671	33,193	621	38,233	8,731
Depreciated cost at December 31, 2002	2,433	1,582	929	34,379	744	40,067	9,150

	Machinery and Equipment (1) NIS (K)	Office Equipment and Computers NIS (K)	Vehicles NIS (K)	Building (2) NIS (K)	Total NIS (K)
The Company					
Cost					
Balance at January 1, 2003	2,490	4,009	1,510	38,174	46,183
Additions	181	120	-	(73)	228
Disposals	-	-	(334)	-	(334)
Balance at December 31, 2003	2,671	4,129	1,176	38,101	46,077
Accumulated Depreciation					
Balance at January 1, 2003	2,073	3,390	934	3,794	10,191
Additions	79	257	102	1,114	1,552
Disposals	-	-	(253)	-	(253)
Balance at December 31, 2003	2,152	3,647	783	4,908	11,490
Depreciated Cost at 31.12.03 (1)	519	482	393	33,193	34,587
Depreciated Cost at 31.12.02 (1)	417	619	576	34,380	35,992

(*) Convenience translation into U.S.$.

(Adjusted NIS in Thousands, to December 2003)

NOTE 9 - FIXED ASSETS (cont.')

(1) a. An investment in a building in Rosh Ha'Ayin in which the Company and its Israeli Investee companies conduct their activities. The Company has capitalized leasehold on the land on which the building is erected. The lease expires in 2042.

b. Includes capitalized financial expenses of NIS 1,307 thousand.

(2) As to pledges, see Note 16C.

NOTE 10 - OTHER ASSETS

	Consolidated			Company	
	December, 31 2003 U.S.$ (K) (*)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)
Goodwill - cost	122	538	587	-	-
Accumulated depreciation	(74)	(325)	(237)	-	-
	48	213	350	-	-
Know-how - cost	74	325	325	325	325
Accumulated depreciation	(25)	(110)	-	(110)	-
	49	215	325	215	325
	97	428	675	215	325

(*) Convenience translation into U.S $.

(Adjusted NIS in Thousands, to December 2003)

NOTE 11 - CREDIT FROM BANKS

A. Composition

	Rate of Interest % (**)	Consolidated			Company	
		December, 31 2003 U.S.$ (K) (*)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)
Overdrafts	8	25	107	182	17	3
Short-term loans						
in NIS	8	1,676	7,340	8,070	7,340	8,070
in U.S dollars	1	513	2,245	-	-	-
In Swiss Franks	1.7	568	2,486	-	2,486	-
Current maturities of long-term loans		859	3,763	4,449	3,763	4,449
		3,640	15,941	12,701	13,606	12,522

(**) As at December 31, 2003.

B. As regards guarantees for the loans, see Note 16 C.

NOTE 12 - TRADE PAYABLES

	Consolidated			Company	
	December, 31 2003 U.S.$ (K) (*)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)
Open balances	1,097	4,804	8,132	2,262	3,725
Checks for collection	135	590	440	86	98
	1,232	5,394	8,572	2,348	3,823

NOTE 13 - OTHER PAYABLES AND CREDIT BALANCES

	Consolidated			Company	
	December, 31 2003 U.S.$ (K) (*)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)
Income in advance	353	1,544	114	1,481	733
Customers advances	191	835	138	134	10
Payroll and related expenses	523	2,291	2,567	934	1,534
Liabilities to interested parties (1)	215	942	915	942	915
Liabilities to a proportionately consolidated company	381	1,668	31	3,335	62
Accrued expenses	901	3,947	4,375	3,195	3,321
Institution	517	2,266	-	11	-
Other obligations	195	852	3,900	158	1,468
	3,276	14,345	12,040	10,191	8,043

(1) Unlinked and free of interests.

(*) Convenience translation into U.S $.

(Adjusted NIS in Thousands, to December 2003)

NOTE 14 - LOANS FROM BANKS

A. Composition

			Consolidated		Company	
	Rate of Interest % (**)	December, 31 2003 U.S.$ (K) (*)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)
Loans in Japanese Yen	3.5	1,460	6,392	7,342	6,392	7,342
Loans in U.S dollars	4.5	1,610	7,050	8,651	7,050	8,651
Loan in NIS linked to the CPI	7.5	1,789	7,837	9,323	7,837	9,323
		4,859	21,279	25,316	21,279	25,316
Current maturities		(859)	(3,763)	(4,449)	(3,763)	(4,449)
		4,000	17,516	20,867	17,516	20,867

Repayment by years

Current maturities - in the first year	859	3,763	4,449	3,763	4,449
- In the second year	859	3,763	4,449	3,763	4,449
- In the third year	859	3,763	4,449	3,763	4,449
- In the fourth year	859	3,763	4,449	3,763	4,449
- In the fifth year and thereafter	1,423	6,227	7,520	6,227	7,520
	4,000	17,516	20,867	17,516	20,867
	4,859	21,279	25,316	21,279	25,316

(**) As at December 31, 2003.

B. As to guarantees for the loans, see Note 16 C.

(Adjusted NIS in Thousands, to December 2003)

NOTE 15 - LIABILITY FOR TERMINATION OF EMPLOYEE/EMPLOYER RELATIONSHIP, NET

The liability of the Company and its Investee companies to pay severance pay to their employees is covered by the provision and by the payment of premiums for managers' insurance policies. In addition, the companies make payments into a general provident fund. The amounts deposited in the provident fund and the amounts paid for managers' insurance policies in the names of the companies include accrued profits and may be withdrawn subject to restrictions determined by law.

Composition:

	Consolidated			Company	
	December, 31 2003 U.S.$ (K) (*)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)
Liability for severance pay	217	953	2,339	468	1,231
Less – deposits in a provident fund	(190)	(834)	(1,351)	(549)	(598)
	27	119	988	(81)	633

The provision for severance pay for director-shareholders assumes that their employment will terminate under circumstances, which do not entitle them to increased severance pay.
In this regard, and as to "risk life insurance" for the benefit of related parties, see Note 16.A.4.

NOTE 16 - COMMITMENTS, CONTINGENT LIABILITIES AND PLEDGES

A. Commitments to related parties

Terms of employment of related parties who are employed by the Company (as directors and officers) include, inter alia, the following:

(a) Monthly linkage for changes in the CPI on the salaries of three related parties who are employed full time by the Company and assurance of real increment annually of 5% or 10%, on condition that the consolidated pre-tax earnings will equal or be greater than $0.5 million and $1 million, respectively.

(b) Annual bonuses on earnings for all the related parties together are:

- Where the consolidated pre-tax earnings are less than $1 million – 3.32% of those earnings.
- Where the annual earnings are between $1 million and $2 million – 6.68% of those earnings.
- Where the annual earnings exceed $2 million – 10% of those earnings.

(*) Convenience translation into U.S $.

(Adjusted NIS in Thousands, to December 2003)

NOTE 16 - COMMITMENTS, CONTINGENT LIABILITIES AND PLEDGES (cont.)

A. Commitments to related parties (cont.)

(c) The grant of an additional 75% of severance pay (150% until December 1995) in the event of dismissal or resignation on the grounds of a breach of contract with the Director, or under any other circumstances which are viewed by law as a dismissal of an employee (severance pay at the normal rate will be paid in the event of voluntary resignation). As at December 31, 2003, the amount of the addition was approximately NIS 5.7 million (approximately $1.3 million).

(d) Risk-life insurance, in addition to normal severance pay, in an amount of $1 million for each of the three full-time directors, and $333 thousand to other director including grossed-up benefits to directors. The insurance is covered by risk-life policies in the name of each of the Directors.

(e) The Company maintains a Directors and Officers Liability Insurance Policy in the amount of approximately $ 5 million.

(f) The Company has irrevocably undertaken to indemnify its directors and officers for any liability or expense incurred by them due to an act, including an omission, performed by them in their capacity as officers of the Company. The amount of the indemnification under the letters of indemnification to all the recipients of the indemnification, cumulatively for a single event, will not exceed an amount in NIS equal to US$ 4 million.
The Company has also provided its directors and officers indemnification letters according to which the Company will irrevocably indemnify each such director and officer (under Section 259 of the Companies Law), from liability for damages caused to the Company due to the breach of the officers' or director's duty of care to the Company.

B. Contingent liabilities

1. Royalties and know-how

The Company, a consolidated company and a proportionately consolidated company are committed to pay royalties on products developed under projects supported by the Office of the Chief Scientist, at the rate of 2%–4.6% of the sale price, limited to the amount of grant received (linked to the US dollar). As of the balance sheet date the grant balance on which royalties have not yet been accrued amounts to US$ 3.3 millions in the consolidated statements.
In February 2004, the Company received a letter from the Office of the Chief Scientist, stating the Company is required to pay approximately 900 thousand dollars due to royalties payments differences for the years 1996-2002. The said letter was lacking any supporting ducumentation and the Company rejects the demand completely.
The Company, based on its legal advisors, does not project any additional payments to the Office of the Chief Scientist beyond the amounts included in the financial statements.

NOTE 16 - COMMITMENTS, CONTINGENT LIABILITIES AND PLEDGES (cont.)

B. Contingent liabilities (cont.)

2. Claims

1. A claim was filed against the Company by a subcontractor of a former consolidated company in the Labor Court for payment of approximately NIS 320 thousand, for an alleged debt of the Company to the plaintiff.

2. The Company and the consolidated company have filed a legal claim, in the amount of 2.6 million NIS against "Fourier Systems 1989 Ltd." (Hereafter: "Fourier") due to unlawful use of trade secrets, other commercial wrongful acts and breach of a distribution agreement. Fourier has filed a counter legal claim in the amount of 3 million NIS.

Due to the preliminary stages of the legal claim, the Company is unable to estimate the prospects of these legal claims. Therefore, the Company has not made any provision in its financial statements.

C. Pledges

1. Guarantees

The Company has given a guarantee of up to $3 million for the liabilities of a consolidated company to a bank. The consolidated company has given an unlimited guarantee for the Company's liabilities to the bank.
To balance sheet date, the consolidated company had not utilized this guarantee.

2. The Company

(a) In order to obtain credit from a bank the Company pledged to the bank its real estate rights and the right to receive rent.
(b) The Company has pledged vehicles and mortgaged its portfolio of marketable securities, notes and other securities as security for the receipt of credit and other banking services.
(c) The Company has entered an obligation to support the working capital including bank credit payments of a consolidated company, if and when requested by the bank during the year ending on December 31, 2004.

3. Consolidated Companies

(a) A consolidated company has given a bank floating pledge on its assets to secure credit from this bank when requested by that Company. At the balance sheet date the credit line is approximately $850 thousand U.S$.
(b) A consolidated company has given a bank a senior floating pledge on its notes.
(c) A consolidated company has pledged to a bank its vehicles and its right to receive monies from a customer.

4. Proportionately Consolidated Company

A proportionately consolidated company has pledged in favor of a bank all of its accounts (checking, deposits and marketable securities), to secure credit from this bank when requested by that Company. At the balance sheet date the proportionately consolidated company has no credit from this bank.

(*) Convenience translation into U.S.$.

(Adjusted NIS in Thousands, to December 2003)

NOTE 17 - SHARE CAPITAL

1. Programs for issuing shares to directors and options to employees were performed as follows:

(1.1) On February 9, 1998, 405,000 options were issued to a trustee on behalf of 35 employees of the Company who were not interested parties at an exercise price in NIS equal to U.S.$ 0.50 per share, according to the share price at the approval date.

Exercise of the options is conditional on the beneficiary being employed by the Company or its subsidiary under certain rules set by the plan. The right to exercise the option will expire on December 31, 2006.

Below is the balance of the options issued in 1998:

	For December, 31 2002	For December, 31 2003
Number of options exercised by employees	285,000	298,200
Number of options exercisable by employees	75,400	63,200

(1.2) On November 11, 2002 the Company's Board of Directors approved a plan to allot 1,270,000 options to buy ordinary shares of the Company of par value NIS 0.5 each in consideration for an exercise price equal to $0.91 per share. The plan includes an allotment of 570,000 options to directors of the Company. The balance of 700,000 options is reserved for the employees of the Company and its consolidated companies in Israel and overseas. The vesting period is over 5 years from the date of issuance.

During 2003, the Company issued 837,500 options to a trustee for directors and employees of the company and the subsidiary companies according to section 102 to the Tax Ordinance capital gain track. In addition, the Company issued 190,000 options to the directors according to the option plan.

During 2003, 90,000 options were returned to the trustee as a result of termination of employment.

2. Purchase of the Company's shares by the Company and its consolidated companies ("Treasury Stock"):

1. On October 10, 2002 the Company's Board of Directors resolved to buy up to $450,000 of the Company's shares and to reconsider the resolution after each $100,000 acquisition.

The amount of the distribution sought to be approved by the Court, on April 2003, was NIS 2,140 thousand. The Company's principal creditors have consented to the distribution in principle.

2. As of December 31, 2002, the Company holds 494,321 of its own shares as a treasury stock.

(Adjusted NIS in Thousands, to December 2003)

NOTE 18 - FINANCIAL INSTRUMENTS AND CREDIT RISKS

A. The Company and its investee companies did not enter into futures contracts in 2002-2003..

B. The cash, cash equivalents and short term investments of the Company and its Investee companies (the "Group"), are deposited mainly in Israeli and U.S. banks.

Approximately 14.5% of the Company's sales are made in Israel to a large number of customers who are mainly local municipalities and educational institutions.

Export sales and sales overseas are made mainly through dealers, and via them to a large number of end users. The breakdown of customer credit as of December 31, 2003 amounting to approximately NIS 13,217 thousand in the consolidated statements and to approximately NIS 2,764 thousand in the Company's statements is as follows:

(1) Customer receivables due from local municipalities or educational institutions in Israel amount to approximately NIS 2,672 thousand in the consolidated statements.

(2) Other customer receivables, some of which are secured by notes and letters of credit, and most of which are not guaranteed, amount to approximately NIS 10,545 thousand in the consolidated statements and to NIS 2,764 thousand in the Company's statements.
In general, the Company's exposure to credit risks through customer receivables is limited, as the Company invariably verifies the credit worthiness of its customers and also request customer securities, when necessary, according to the risk factor of the export shipments.

(3) A proportionately consolidated company with revenues of approximately NIS 7 million (in 2002, approximately NIS 9.5 million), that is included in the Consolidated Statement of Operations, has one principal customer (the other shareholder in the company).
The sales to this customer accounted for in 2003 approximately 90% of this consolidated company's sales (in 2002 – 100%).

(*) Convenience translation into U.S.$.

(Adjusted NIS in Thousands, to December 2003)

NOTE 19 - BALANCES AND TRANSACTIONS WITH INTERESTED RELATED PARTIES

A. Balances of related parties:

	Consolidated			Company	
	December, 31 2003 U.S.$ (K) (*)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)
Current assets					
Related parties (2)	31	138	309	138	309
Shareholders of proportionately consolidated company	686	3,005	4,868	-	-
Long term investments					
Debit balance of consolidated companies (1)	-	-	-	28,028	27,015
Current liabilities					
Liabilities to related parties	215	942	915	942	915
Proportionately consolidated companies	381	1,667	31	3,335	62

(1) A sum of NIS 6,124 thousand linked to foreign currency (in 2002 NIS 1,997 thousand).
(2) The highest balance during the year for Consolidated and Company was NIS 309 thousand (during the year 2002, NIS 309 thousand).

(*) Convenience translation into U.S.$.

(Adjusted NIS in Thousands, to December 2003)

NOTE 19 - BALANCES AND TRANSACTIONS WITH INTERESTED PARTIES AND INVESTEE (cont.')

B. Income and expenses with interested parties and investees

	Consolidated				Company		
	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
	2003	2003	2002	2001	2003	2002	2001
	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Sales to consolidated companies	-	-	-	-	5,769	8,342	10,413
Sales to proportionately consolidated companies	-	-	-	26	-	-	51
Revenue from a shareholder of proportionally consolidated company	1,441	6,312	9,648	16,670	-	-	-
Purchases from consolidated companies	-	-	-	-	215	348	26
Purchases from proportionately consolidated companies	-	-	101	-	-	202	-
Purchases from a shareholder of proportionately consolidated company	68	297	233	2,654	-	-	-
Payroll and related expenses for related parties employed by the company	622	2,723	3,370	3,122	2,723	3,370	3,122
Number of related parties, employed by the Company	3	3	4	4	3	4	4
Compensation to directors, not employed by the Company	49	213	156	102	213	156	102
Number of directors, not employed by the Company	6	6	5	2	6	5	2
Management fees received from proportionately consolidated companies	26	114	194	556	228	388	1,112
Participation of consolidated companies in expenses	-	-	-	-	370	905	459
Participation of proportionately consolidated companies in expenses	80	351	166	387	701	332	773
Interest from (to) consolidated companies and a proportionally consolidated company	-	-	-	(31)	52	321	325
Rent income	93	406	471	394	1,194	1,005	1,168

C. Additional information:

On the 31 of December 2002 a related party employed by the company was retired. The related party received a compensation of approximately NIS 400 thousands, However he is still functioning as a non-paid director.

D. Additional Transactions with Related Parties

Regarding issuing shares to directors, who are shareholders see Note 17.

E. In October 2003, the Company entered into a contract with a proportionately consolidated company for the supply of a LearnMate platform, in consideration of 850 thousand dollars. As of December 31, 2003 the system had not yet been supplied.

(*) Convenience translation into U.S.$.

(Adjusted NIS in Thousands, to December 2003)

NOTE 20 - LINKED BALANCES

	December 31, 2003						
	Linked to foreign currency	Linked to Japanese Yen	Linked to Swiss Franks	Linked to the CPI	Unlinked	Autonomous Unit & Non-monetary items	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Consolidated							
Assets							
Cash and cash equivalents (1)	13,266	-	-	-	1,304	308	14,878
Short-term investments	-	-	-	-	-	-	-
Trade receivables	6,076	-	-	-	2,806	4,335	13,217
Other receivables and debit balances	52	-	-	-	1,934	306	2,292
Inventories	-	-	-	-	-	13,603	13,603
Investments in other companies	-	-	-	-	-	15	15
Fixed assets	-	-	-	-	-	38,233	38,233
Other assets	-	-	-	81	-	428	509
Deferred taxes	-	-	-	-	682	415	1,097
	19,394	-	-	81	6,726	57,643	83,844
Liabilities							
Short-term bank credits	1,226	1,112	2,486	1,425	7,447	2,245	15,941
Trade payables (1)	412	-	-	-	3,554	1,428	5,394
Other payables and credit balances	5,755	-	-	-	8,045	545	14,345
Long-term loans (1)	5,824	5,280	-	6,412	-	-	17,516
Liability for termination of employee/employer relationship, net	-	-	-	200	-	-	200
	13,217	6,392	2,486	8,037	19,046	4,218	53,396
Excess of assets (liabilities)	6,177	(6,392)	(2,486)	(7,956)	(12,320)	53,425	30,448

(1) The foreign balances are mainly in Dollars.

(Adjusted NIS in Thousands, to December 2003)

NOTE 20 - LINKED BALANCES

	December 31, 2002					
	Linked to foreign currency	Linked to Japanese Yen	Linked to the CPI	Unlinked	Autonomous Unit & Non-monetary items	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Consolidated						
Assets						
Cash and cash equivalents (1)	21,118	-	-	1,847	1,368	24,333
Short-term investments	-	-	74	415	-	489
Trade receivables	10,977	-	-	2,685	5,972	19,634
Other receivables and debit balances	143	-	-	2,107	262	2,512
Inventories	-	-	-	-	15,579	15,579
Investments in other companies	-	-	-	-	108	108
Fixed assets	-	-	-	-	40,067	40,067
Other assets	-	-	-	-	675	675
Deferred taxes	-	-	-	-	759	759
	32,238	-	74	7,054	64,790	104,156
Liabilities						
Short-term bank credits	1,334	1,064	2,051	8,252	-	12,701
Trade payables (1)	1,107	-	-	5,397	2,068	8,572
Other payables and credit balances	259	-	1,108	9,791	882	12,040
Long-term loans (1)	7,318	6,278	7,271	-	-	20,867
Liability for termination of employee/employer relationship, net	-	-	988	-	-	988
	10,018	7,342	11,418	23,440	2,950	55,168
Excess of assets (liabilities)	22,220	(7,342)	(11,344)	(16,386)	61,840	48,988

(1) The foreign balances are mainly in Dollars.

(Adjusted NIS in Thousands, to December 2003)

NOTE 20 - LINKED BALANCES (cont.')

	December 31, 2003						
	Linked to foreign currency	Linked to Japanese Yen	Linked to Swiss Franks	Linked to the CPI	Unlinked	Non-monetary items	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Company							
Assets							
Cash and cash equivalents (1)	8,198	-	-	-	1,262	-	9,460
Short-term investments	-	-	-	-	-	-	-
Trade receivables	2,764	-	-	-	-	-	2,764
Other receivables and debit balances	-	-	-	-	1,487	-	1,487
Inventories	-	-	-	-	-	4,979	4,979
Investments in investee companies and other companies	6,124	-	-	18,869	2,229	(7,213)	20,009
Surplus deposits in provident fund	-	-	-	-	-	81	81
Fixed assets	-	-	-		-	34,587	34,587
Other assets	-	-	-	-	-	215	215
Deferred Taxes	-	-	-		527	-	527
	17,086	-	-	18,869	5,505	32,649	74,109
Liabilities							
Short-term bank credits (1)	1,226	1,112	2,486	1,425	7,357	-	13,606
Trade payables	161	-	-	-	2,187	-	2,348
Other payables and credit balances	6,930	-	-	-	3,261	-	10,191
Long-term bank loans (1)	5,824	5,280	-	6,412	-	-	17,516
Liability for termination of employee/employer relationship, net	-	-	-	-	-	-	-
	14,141	6,392	2,486	7,837	12,805	-	43,661
Excess of assets (liabilities)	2,945	(6,392)	(2,486)	11,032	(7,300)	32,649	30,448

(1) The foreign balances are mainly in Dollars.

(Adjusted NIS in Thousands, to December 2003)

NOTE 20 - LINKED BALANCES (cont.')

	December 31, 2002					
	Linked to foreign currency	Linked to Japanese Yen	Linked to the CPI	Unlinked	Autonomous Unit & on-monetary items	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Company						
Assets						
Cash and cash equivalents (1)	14,652	-	-	1,561	-	16,213
Short-term investments	-	-	74	415	-	489
Trade receivables	5,999	-	-	489	-	6,488
Other receivables and debit balances	-	-	-	1,912	-	1,912
Inventories	-	-	-	-	4,353	4,353
Investments in Investee companies and other companies	9,543	-	-	2,086	17,125	28,754
Fixed assets	-	-	-	-	35,992	35,992
Other assets	-	-	-	-	325	325
Deferred Taxes	-	-	-	-	350	350
	30,194	-	74	6,463	58,145	94,876
Liabilities						
Short-term bank credits (1)	1,334	1,064	2,051	8,073	-	12,522
Trade payables	254	-	-	3,569	-	3,823
Other payables and credit balances	-	-	822	7,221	-	8,043
Long-term bank loans (1)	7,318	6,278	7,271	-	-	20,867
Liability for termination of employee/employer relationship, net	-	-	633	-	-	633
	8,906	7,342	10,777	18,863	-	45,888
Excess of assets (liabilities)	21,288	(7,342)	(10,703)	(12,400)	58,145	48,988

(1) The foreign balances are mainly in Dollars and Japanese Yen.

NOTE 21 - FINANCIAL DATA REGARDING SEGMENTS ACCORDING TO COMMERCIAL AND GEOGRAPHICAL AREAS

A. Sales by Commercial Segments

1. General

(a) Management recognizes reportable segments using the following method:

The Group's reportable segments are differentiated mainly according to the nature of the products and the services rendered.

(b) Description of the reportable segments

Segment of sales to educational institutions ("Segment A") – this segment includes sale of robotic products, automation products, computerized numerical control (CNC) machining and software for computer-aided design and computer-aided manufacturing (CAD/CAM), developed and produced by the Company and a consolidated company and other products for educational institutions in Israel and abroad and marketed to dealers representing the Company and directly to institutions, including supply centers of the Israeli Ministry of Education, as well as the e-learning activity.

Segment of motion control products ("Segment B") – this segment includes the development and sale of innovative industrial technologies in the motion control industry. These products are developed and marketed by a proportionately consolidated company.

Business development segment ("Segment C") – this segment includes R&D and other expenses in MemCall.

(c) As at the first quarter of 2003 the Company include the result from its building ownership activities in Segment A (previously included in Segment D of the financial statement as of December 31, 2002).

2. Information regarding reportable profit and assets

(a) Measurement of income and assets of the operational segments:

The measurement of income and assets of the reportable operational segments is made on the basis of the same accounting rules applied in preparing these financial statements, as detailed in the note dealing with accounting policies.

Sales between segments are made on the basis of market prices. The segments' income reflects the profit after taxes, and includes all that segments' income and expenses.

(Adjusted NIS in Thousands, to December 2003)

NOTE 21 - FINANCIAL DATA REGARDING SEGMENTS ACCORDING TO COMMERCIAL AND GEOGRAPHICAL AREAS (cont.')

A. Sales by Commercial Segments (cont.')

2. Information regarding reportable profit and assets (cont.')

(b) Financial data regarding the reportable operational segments:

	Consolidated				
	Segment A NIS (K)	Segment B NIS (K)	Segment C NIS (K)	Adjustment NIS (K)	Total NIS (K)
Year ended December 31, 2003					
Revenues from customers	49,155	6,961	-	-	56,116
Inter-segment revenues	-	110	-	(110)	-
Revenues	49,155	7,071	-	(110)	56,116
Financing income (expenses), net	(3,249)	(403)	(131)	-	(3,783)
Depreciation and amortization	(2,138)	(161)	(298)	-	(2,597)
Segment loss	(10,649)	(1,752)	(5,482)	(110)	(17,993)
Assets (at end of year)	36,961	962	300	-	38,223
Acquisition of fixed assets	948	112	15	-	1,075

	Consolidated				
	Segment A U.S.$ (K) *	Segment B U.S.$ (K) *	Segment C U.S.$ (K) *	Adjustment U.S.$ (K) *	Total U.S.$ (K) *
Year ended December 31, 2003					
Revenues from customers	11,225	1,590	-	-	12,815
Inter-segment revenues	-	25	-	(25)	-
Revenues	11,225	1,615	-	(25)	12,815
Financing income (expenses), net	(742)	(92)	(30)	-	(864)
Depreciation and amortization	(489)	(37)	(68)	-	(594)
Segment loss	(2,432)	(400)	(1,252)	(25)	(4,109)
Assets (at end of year)	8,442	220	69	-	8,731
Acquisition of fixed assets	216	26	3	-	245

	Consolidated				
	Segment A NIS (K)	Segment B NIS (K)	Segment C NIS (K)	Adjustment NIS (K)	Total NIS (K)
Year ended December 31, 2002					
Revenues from customers	76,511	9,648	-	-	86,159
Inter-segment revenues	-	166	-	(166)	-
Revenues	76,511	9,814	-	(166)	86,159
Financing income (expenses), net	(1,650)	248	-	-	(1,402)
Depreciation and amortization	(2,247)	(154)	(284)	-	(2,685)
Segment income (loss)	9,288	1,632	(7,445)	(166)	3,309
Assets (at end of year)	38,477	1,019	571	-	40,067
Acquisition of fixed assets	1,869	111	191	-	2,171

(*) Convenience translation into U.S.$.

(Adjusted NIS in Thousands, to December 2003)

NOTE 21 - FINANCIAL DATA REGARDING SEGMENTS ACCORDING TO COMMERCIAL AND GEOGRAPHICAL AREAS (cont.')

B. Financial Data by Geographical Areas

Revenues by geographical areas:

	Consolidated				Company		
	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
	2003	2003	2002	2001	2003	2002	2001
	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
North America	5,609	24,562	37,311	39,767	5,574	7,321	7,082
Israel	1,866	8,170	9,445	16,766	871	1,666	3,331
Far East	2,051	8,983	16,078	21,873	2,667	6,430	5,205
Europe	1,253	5,487	2,028	2,353	5,144	4,101	2,353
South America	845	3,699	10,129	4,589	3,699	10,129	4,589
Others	1,191	5,215	11,168	593	5,214	9,164	1,377
Total	12,815	56,116	86,159	85,941	23,169	38,811	23,937

Investments and fixed assets – by geographical areas

	Consolidated			Company	
	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
	2003	2003	2002	2003	2002
	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Israel	8,229	36,031	37,915	34,587	35,992
U.S.A.	502	2,192	2,152	-	-
	8,731	38,223	40,067	34,587	35,992

NOTE 22 - INCOME

	Consolidated				Company		
	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
	2003	2003	2002	2001	2003	2002	2001
	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Production operations	9,690	42,433	68,129	65,590	22,757	38,481	22,825
Trade activities	1,636	7,166	8,217	14,544	-	-	-
Management fees	47	206	166	555	412	330	1,112
Development services and royalties	1,442	6,311	9,647	5,252	-	-	-
	12,815	56,116	86,159	85,941	23,169	38,811	23,937

(*) Convenience translation into U.S.$.

(Adjusted NIS in Thousands, to December 2003)

NOTE 23 - COST OF REVENUES

	Consolidated				Company		
	Year ended December, 31 2003 U.S.$ (K) *	Year ended December, 31 2003 NIS (K)	Year ended December, 31 2002 NIS (K)	Year ended December, 31 2001 NIS (K)	Year ended December, 31 2003 NIS (K)	Year ended December, 31 2002 NIS (K)	Year ended December, 31 2001 NIS (K)
A. Manufacturing operations							
Materials consumed	2,865	12,548	22,188	26,228	4,524	7,891	4,833
Payroll and related expenses	2,357	10,321	10,888	7,801	6,141	5,801	3,322
Subcontractors	454	1,986	2,629	1,450	1,946	2,841	1,450
Others	1,092	4,783	4,883	3,715	2,774	2,171	1,783
Depreciation and amortization	75	330	478	484	203	231	306
Decrease (increase) in inventories of work-in-process	41	181	(444)	631	181	(444)	631
Decrease (increase) in finished products	(296)	(1,298)	(3,103)	1,898	(1,211)	517	590
	6,588	28,851	37,519	42,207	14,558	19,008	12,915
B. Commercial Operations							
Goods purchased	549	2,406	2,762	7,701	-	-	-
Decrease (increase) in commercial goods inventories	72	315	(8)	244	-	-	-
	621	2,721	2,754	7,945	-	-	-
C. Development services and royalties							
Payroll and related expenses	138	604	615	932	-	-	-
Depreciation and amortization	3	11	17	26	-	-	-
Others	94	411	507	183	-	-	-
	235	1,026	1,139	1,141	-	-	-
	7,444	32,528	41,412	51,293	14,558	19,008	12,915

(*) Convenience translation into U.S.$.

(Adjusted NIS in Thousands, to December 2003)

NOTE 24 - ADDITIONAL DATA RELATING TO STATEMENTS OF OPERATIONS

	Consolidated				Company		
	Year ended December, 31 2003 U.S.$ (K) *	Year ended December, 31 2003 NIS (K)	Year ended December, 31 2002 NIS (K)	Year ended December, 31 2001 NIS (K)	Year ended December, 31 2003 NIS (K)	Year ended December, 31 2002 NIS (K)	Year ended December, 31 2001 NIS (K)
A. Research and Development Costs, Net							
Research and development expenses	3,049	13,352	15,775	12,338	4,765	3,004	3,739
Less grants	(160)	(701)	(3,020)	-	-	-	-
	2,889	12,651	12,755	12,338	4,765	3,004	3,739
B. Marketing and Sales Expenses							
Payroll and related expenses	1,861	8,150	7,347	9,839	3,133	2,337	2,153
Advertising and trade shows	195	854	1,485	1,572	341	24	43
Depreciation and amortization	59	258	539	887	150	202	238
Others	768	3,360	4,869	3,533	1,662	968	942
	2,883	12,622	14,240	15,831	5,286	3,531	3,376
C. Administrative and General Expenses							
Payroll and related expenses	1,496	6,551	8,049	6,814	2,673	4,219	6,348
Depreciation and amortization	110	480	393	704	159	186	160
Doubtful debts	110	480	178	101	155	70	9
Others	1,611	7,058	5,010	4,982	3,672	2,948	919
	3,327	14,569	13,630	12,601	6,659	7,423	7,436
D. Financial Income (Expenses), Net							
Income (expenses) due from long-term debts	(20)	(88)	326	306	107	221	3,083
Income (expenses) due from short-term credit	(844)	(3,695)	(1,728)	1,619	(3,750)	(2,326)	(62)
	(864)	(3,783)	(1,402)	1,925	(3,643)	(2,105)	3,021
E. Other Income (Expenses)							
Income from building rental, net	462	2,022	1,474	2,569	2,700	2,296	2,655
Profit (loss) from negotiable securities	(35)	(152)	166	131	(152)	(166)	82
Income (loss) from disposals of fixed assets and sale of know-how	37	162	-	3	251	-	-
	464	2,032	1,640	2,703	2,799	2,130	2,737

(*) Convenience translation into U.S.$.

(Adjusted NIS in Thousands, to December 2003)

NOTE 25 - TAXES ON INCOME

A. The Company and its consolidated companies reports on their income for tax purposes according to the provisions of the Israeli Income Tax Law (Inflationary Adjustments), 1985, whereby taxable income is measured in NIS adjusted for the changes in the Israeli CPI
In November 2001, an amendment to the Income Tax (Inflationary Adjustments) Law (Amendment No. 14), 2001 was passed by the "Knesset" (Israeli parliament), pursuant to which until February 28 of the year following the reported tax year, the Minister of Finance, with the approval of the finance committee of the Knesset, is entitled to determine by an order that the provisions of the aforesaid law, in whole or in part, will not apply with respect to a certain tax year if the Israeli CPI in that year did not increase by more than 3%. In February 2004, the Minister of Finance and the finance committee decided that the Inflationary Adjustments Law will be implemented with respect to 2003.

The tax liability for 2003 is computed according to the law, while taking into account the decrease in the Israeli CPI in that year.

B. Composition of Tax Expense

	Consolidated				Company		
	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
	2003	2003	2002	2001	2003	2002	2001
	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Current taxes	-	-	859	955	-	-	521
Deferred taxes	101	444	101	(67)	350	-	2
Previous year taxes	(120)	(526)	91	-	(392)	-	-
	(19)	(82)	1,051	888	(42)	-	523

C. Changes in Deferred Taxes:

	Consolidated				Company		
	Balance at December, 31	Balance at December, 31	Changes in the year	Balance at December, 31	Balance at December, 31	Changes in the year	Balance at December, 31
	2003	2003	2003	2002	2003	2003	2002
	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Short-term deferred taxes	46	201	(100)	301	-	-	-
Long-term deferred taxes	95	415	(344)	759	-	(350)	350
	141	616	(444)	1,060	-	(350)	350
Tax advances	156	682	-	456	527	-	304
	297	1,298	(444)	1,516	527	(350)	654

(*) Convenience translation into U.S.$.

(Adjusted NIS in Thousands, to December 2003)

NOTE 25 - TAXES ON INCOME (cont.')

D. Below is a reconciliation between the theoretical tax expense (the regular tax rates applied to the reported income before tax) and the tax expense for the Group:

	Consolidated				Company		
	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
	2003	2003	2002	2001	2003	2002	2001
	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Income (loss) before taxes	(4,103)	(18,075)	4,360	(1,494)	(8,943)	5,870	(2,229)
Statutory tax rate	36%	36%	36%	36%	36%	36%	36%
Theoretical tax	(1,477)	(6,507)	1,570	(538)	(3,219)	2,112	(801)
Increase (decrease) in tax due to:							
Losses utilized during previous years	-	-	(3,043)	(430)	-	(2,218)	-
Permanent differences and other	79	345	283	11	271	194	(11)
Previous years taxes	(120)	(526)	91	(801)	(392)	-	-
Losses in respect of which no tax benefits were recorded	1,499	6,606	2,690	2,646	3,298	(88)	1,335
Tax benefits from an approved enterprise	-	-	(540)	-	-	-	-
	1,458	6,425	(519)	1,426	3,177	(2,112)	1,324
Taxes on income	(19)	(82)	1,051	888	(42)	-	523

(*) Convenience translation into U.S.$

E. Tax rates at which the taxes were calculated:

Current taxes 22% - 36%
Deferred taxes 36%

In a proportionately consolidated company, the tax rate that was taken into account for the calculation of deferred taxes was 22%, which is the weighted tax rate that is expected to apply upon utilization of the benefits due to the "approved enterprise" (See note 25G).

The Company and consolidated companies have carry forward tax losses, which can be utilized in 2003 amounting to approximately NIS 8 million and NIS 24 million, respectively.
The Company's U.S.- based consolidated company carry forward loss that can be utilized between 2005 and 2018.

(Adjusted NIS in Thousands, to December 2003)

NOTE 25 - TAXES ON INCOME (cont.')

F. Certain investments in fixed assets made by proportionally consolidated company have been granted an "approved enterprise" status subject to the law. The Company chose the alternative income course, accordingly income from the "approved enterprise" will be exempt from taxes for two years after which a reduced tax rate of 20% will be enacted for the remaining benefit period. The benefit period is a 10 year period beginning in the year in which the company first generates taxable income and contingent to a time period limitation as stated in the law. These benefits are contingent on an investment by foreigners of at least 50%. The program was enacted in 2000 and accordingly the benefit period is expected to end in 2009. Dividends distributed from "approved enterprise" income will be liable for a 15% corporate tax rate. If the company should distribute dividends from exempt income, at 20% tax rate will be withheld of the amount distributed (see note 2 M). The above mentioned benefits are contingent on the company meeting the terms of the law and regulations and an authorization letter according to which the company invested in an "approved enterprise". Non - fulfillment of these terms may lead to the cancellation of some or all of the above mentioned befits and a demand for the repayment of certain amounts including interest.

G. Tax Benefits as an "Industrial Company"

The Company is an "Industrial Company", as defined by the Law for the Encouragement of Industry (Taxation) 1969 and, as such, is entitled to certain the benefits, mainly accelerated depreciation and the right claim expenses and amortization of intangible rights.

H. Final tax assessments

The Company and its consolidated companies have final tax assessments under the Law up to and including the tax year 1998.
A proportionately consolidated company has been issued final tax assessments up to and including the 1999 tax year.

(In Thousands NIS)

NOTE 26 - EXTRACT OF THE COMPANY'S FINANCIAL STATEMENTS IN NOMINAL TERMS

A. Balance Sheets

	December 31,	
	2003	2002
	NIS (K)	NIS (K)
Current Assets		
Cash and cash equivalents	9,460	16,525
Short-term investments	-	498
Trade receivables	2,764	6,613
Other receivables and debit balances	1,487	1,949
Inventories	4,974	4,390
	18,685	29,795
Long-term investments		
Investments in investee and other companies	20,442	29,307
Surplus deposits in a provident fund	81	-
	20,523	29,307
Fixed Assets	29,156	30,508
Other assets	531	566
	68,895	90,356
Current Liabilities		
Credit from banks	13,606	12,763
Trade payables	2,348	3,897
Other payables and credit balances	10,191	8,198
	26,145	24,858
Long-Term Liabilities		
Long-term bank loans	17,516	21,269
Liability for termination of employee/employer relationship	-	645
	17,516	21,914
Shareholders' Equity		
Share capital and capital reserves	28,679	29,202
Accumulated earnings	(2,500)	15,327
	26,179	44,529
Treasury stock	(945)	(945)
	25,234	43,584
	68,895	90,356

(In Thousands NIS)

NOTE 27 - EXTRACT OF THE COMPANY'S FINANCIAL STATEMENTS IN NOMINAL TERMS (cont.')

B. Statements of Operations

	For the year ended December 31,		
	2003	**2002**	**2001**
	NIS (K)	NIS (K)	NIS (K)
Revenues	23,485	39,388	22,864
Cost of revenues	14,769	19,193	12,150
Gross profit	8,716	20,195	10,714
Operating Expenses			
Research and development expenses, net	4,840	3,038	3,549
Marketing and selling expenses	5,356	3,554	3,203
Administrative and general expenses	6,763	7,396	7,089
	16,959	13,988	13,841
Operating Income (Loss)	(8,243)	6,207	(3,127)
Financing (expenses) income, net	(3,562)	(1,771)	3,044
Other income	2,965	2,372	2,708
Income (loss) before taxes	(8,840)	6,808	2,625
Taxes on income	(42)	-	500
Income (loss) before Company's share in results of Investee companies	(8,798)	6,808	2,125
Company's share in loss of Investee companies	9,029	2,397	5,004
Net income (loss)	(17,827)	4,411	(2,879)

(In Thousands NIS)

NOTE 27 - EXTRACT OF THE COMPANY'S FINANCIAL STATEMENTS IN NOMINAL TERMS (cont.')

C. Statement of Changes in Shareholders' Equity

	Number of shares	Share capital	Premium on shares	Capital reserves	Adjustments on translation of financial statement of an autonomous consolidated company	Loans guaranteed by Company's shares	Retained Earnings (loss)	Total
		NIS	NIS	NIS	NIS	NIS	NIS	NIS
Balance at January 1, 2001	10,697,631	5,598	21,417	1,842	-	(2,065)	13,795	40,587
Exercise of options	30,200	17	55	-	-	-	-	72
Repayment of loan to purchase shares	-	-	146	-	-	1,120	-	1,266
Net loss	-	-	-	-	-	-	(2,879)	(2,879)
Balance at December 31, 2001	10,727,831	5,615	21,618	1,842	-	(945)	10,916	39,046
Exercise of options	3,000	1	4	-	-	-	-	5
Adjustment on translation of financial statements of an autonomous consolidated company	-	-	-	-	122	-	-	122
Net income	-	-	-	-	-	-	4,411	4,411
Balance at December 31, 2002	10,730,831	5,616	21,622	1,842	122	(945)	15,327	43,584
Exercise of options	13,200	7	19	-	-	-	-	26
Adjustment on translation of financial statements of an autonomous consolidated company	-	-	-	-	(549)	-	-	(549)
Net income	-	-	-	-	-	-	(17,827)	(17,827)
Balance at December 31, 2003	10,744,031	5,623	21,641	1,842	(427)	(945)	(2,500)	25,234

(Adjusted NIS in Thousands, to December 2003)

NOTE 28 - EFFECT OF VARIANCES BETWEEN ISRAELI GAAP AND U.S. GAAP IN THE CONSOLIDATED STATEMENTS

The significant differences between the Israeli GAAP and the U.S. GAAP relate primarily to the following matters:

A. Proportional Consolidation

According to Israeli GAAP, an investment in jointly held investee companies is presented according to the proportionate consolidation method. However, according to U.S. GAAP, such an investment is presented according to the equity method

B. Presentation of liability for termination of employee/employer relationship

According to the rules of generally accepted accounting principles in Israel, the sum of a funded provision in a provident fund is deducted from the related liability. Under U.S. GAAP, the offsetting of assets and liabilities in these circumstances is not acceptable.

C. Depreciation of goodwill

Following are the effects of the differences on the financial statements:

	December 31, 2003				December 31, 2002		
	Financial Statements	Effect of Partial Consolidation	According to Equity Method	According to Equity Method	Financial Statements	Effect of Partial Consolidation	According to Equity Method
	NIS (K)	NIS (K)	NIS (K)	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)
Balance Sheet							
Current assets	43,990	(11,778)	32,212	7,357	62,547	(12,268)	50,279
Fixed assets	38,233	(961)	37,272	8,512	40,067	(1,019)	39,048
Long-term investment	96	10,290	10,386	2,353	108	13,315	13,423
Other assets	428	108	536	122	675	-	675
Long term deferred taxes	1,097	(415)	682	156	759	(414)	345
Current liabilities	35,680	(3,441)	32,239	7,362	33,313	(3,374)	29,939
Non-current liabilities	17,716	577	18,293	4,159	21,855	2,994	24,849

(*) Convenience translation into U.S.$.

(Adjusted NIS in Thousands, to December 2003)

NOTE 28 - EFFECT OF VARIANCES BETWEEN ISRAELI GAAP AND U.S. GAAP IN THE CONSOLIDATED STATEMENTS (cont.')

	December 31, 2003			
	Financial Statements	Effect of Partial Consolidation	According to Equity Method	According to Equity Method
	NIS (K)	NIS (K)	NIS (K)	U.S.$ (K) *
Profit and Loss				
Revenues	56,116	(6,960)	49,156	11,225
Gross profit	23,518	(4,182)	19,336	4,416
Income (loss) from operations	(16,324)	657	(15,667)	(3,578)
Cash Flows				
Current operations	(9,217)	2,729	(6,488)	(1,482)
Investment operations	(357)	104	(253)	(58)
Financing operations	174	-	174	40

	December 31, 2002		
	Financial Statements	Effect of Partial Consolidation	According to Equity Method
	NIS (K)	NIS (K)	NIS (K)
Profit and Loss			
Revenues	86,159	(9,488)	76,671
Gross profit	44,747	(7,836)	36,911
Income (loss) from operations	4,122	(3,603)	519
Cash Flows			
Current operations	13,383	(4,195)	9,188
Investment operations	(748)	32	(716)
Financing operations	428	(244)	184

	December 31, 2001		
	Financial Statements	Effect of Partial Consolidation	According to Equity Method
	NIS (K)	NIS (K)	NIS (K)
Profit and Loss			
Revenues	85,941	(16,670)	69,271
Gross profit	34,648	(5,507)	29,141
Loss from operations	(6,122)	(2,826)	(8,948)
Cash Flows			
Current operations			
Investment operations	(4,424)	543	(3,881)
Financing operations	(5,244)	262	(4,982)
	5,616	(305)	5,311

(*) Convenience translation into U.S.$.

(Adjusted NIS in Thousands, to December 2003)

NOTE 28 - EFFECT OF VARIANCES BETWEEN ISRAELI GAAP AND U.S. GAAP IN THE CONSOLIDATED STATEMENTS (cont.')

D. Proforma Information with Regard to the Effect of FAS-123

Following is the proforma data of the net income and basic income per share had the company chosen to apply FAS 123 and calculated the cost of the benefits of the stock option plan to the employees according to their fair value.

	Financial Statements NIS (K)	Effect of FAS 123 NIS (K)	Pro-forma NIS (K)	Pro-forma U.S.$ (K) *
Net loss	17,993	352	18,345	4,189
Net loss per share	1.67	0.03	1.71	0.39

According to the rules set forth in FAS 123, the fair value of the options is calculated at presentation date according to the Black & Scholes Option Pricing Model.
The assumptions used are:

1. Expected life length of the options – 4 years.
2. Expected dividend distribution rate – 0%.
3. Expected standard deviation – 110%.
4. No-risk interest rate – 2%.

(Adjusted NIS in Thousands, to December 2003)

Appendix to Financial Statements

Consolidated Companies, Wholly Owned and Controlled

Name of Company	%	Principal Activity
Consolidated Companies, Wholly Owned and Controlled		
Intelitek Inc.	100	Marketing, technical support and maintenance of the Company's products and manufacture and development of computerized numerical control (CNC) machining for training and industry, and software for computer-aided design and computer-aided manufacturing (CAD/CAM), under the name of Light Machine Corp. in North America.
Robotec Technologies Ltd.	100	Marketing, installing and maintaining the Company's products and science and technology products in Israel, and supplying products and solutions to kindergartens, schools, universities and other educational institutes.
Eshed Robotec BV.	100	Management of investments in new activities.
Sim-Lev Ltd.	100	Development of software for instruction on PLCs (Programmable Logic Controllers)
Robotec Industries Ltd.	100	Dormant
Computras Computerized Training Systems Ltd.	100	Design, development, manufacturing and marketing of learning modules and software.
Computras Marketing Training Systems Equipment (1988) Ltd.	100	Marketing learning modules and software for computerizing schools and educational institutions.
Burelco N.V	100	Holding company
MemCall Inc., MemCall LLC	82	Development of a technology for speeding up the location and retrieval of information in computers and communication networks.
MemCall Ltd.	82	Development of a technology for speeding up the location and retrieval of information in computers and communication networks.
Proportional consolidated company		
Yaskawa Eshed Technology Ltd.	50	Development and manufacture of motion control systems and robotics.
25% Owned Companies		
SwapStation.com NV		Dormant

134

Exhibit 31.1

CERTIFICATION PURSUANT TO

SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Refael Aravot:

1. I have reviewed this annual report on Form 20-F of RoboGroup T.E.K. Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated Subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986]

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: [ ], 2004

/s/ Refael Aravot *

Refael Aravot
Chief Executive Officer

* The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

Exhibit 31.2

CERTIFICATION PURSUANT TO
SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Hanan Eibushitz, certify that:

1. I have reviewed this annual report on Form 20-F of RoboGroup T.E.K. Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated Subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986]

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: [ ], 2004

/s/Hanan Eibushitz *
Hanan Eibushitz
Chief Financial Officer

* The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

136

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Robogroup T.E.K. Ltd (the "Company") on Form 20-F for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Rafael Aravot, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Rafael Aravot *

Rafael Aravot

Chief Executive Officer

[ ] , 2004

*The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

Exhibit 99.4

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Robogroup T.E.K. Ltd (the "Company") on Form 20-F for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Hanan Eibushitz, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Hanan Eibushitz *

Hanan Eibushitz

Chief Financial Officer

[ ] , 2004

*The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

138

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RoboGroup T.E.K. Ltd.

Rafael Aravot
Chief Executive Officer

Date: July 23, 2004